     As filed with the Securities and Exchange Commission on July __, 1998
                                                        Registration No. 0-29248
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                          Amendment No. 2 to Form 20-F

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

              SMARTIRE SYSTEMS INC. (FORMERLY UNICOMM SIGNAL INC.)
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


  BRITISH COLUMBIA, CANADA                  NOT APPLICABLE
  ------------------------                  --------------
  (State or other jurisdiction of           (IRS Employer Identification No.)
  incorporation of organization)

          150 - 13151 VANIER PLACE, RICHMOND, BRITISH COLUMBIA V6V 2J1
                                 (604) 276-9884
          (Address and telephone number of principal executive offices)

                            -------------------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

      Title of each class           Name of each exchange on which
      to be so registered           each class is to be registered
      -------------------           ------------------------------
      Not Applicable                Not Applicable

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                           Common Stock, No Par Value

                                (Title of Class)

================================================================================

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FORWARD LOOKING STATEMENTS

Statements contained in this Registration Statement that are not based on historical facts are forward-looking statements subject to uncertainties and risks including, but not limited to, product demand and acceptance, economic conditions, the impact of competition and pricing, results of financing efforts, and other risks described under the caption "Risk Factors."

PART I.

ITEM 1.     DESCRIPTION OF BUSINESS

      (a)   INTRODUCTION

SmarTire Systems Inc. (hereinafter, together with its subsidiary, referred to as the "Company" or "SmarTire") is engaged in the development and marketing of a line of tire monitoring systems incorporating proprietary patented technology designed to improve tire life, fuel efficiency, vehicle productivity and safety.

The Company's corporate offices are located at #150 - 13151 Vanier Place, Richmond, British Columbia, Canada, V6V 2J1. The telephone number is (604) 276-9884; and the facsimile number is (604) 276-2350.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as indicated in the notes to the financial statements. All per share amounts reflect a 1 to 8 reverse split effected on December 24, 1997.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars; and all references to "US$" refer to United States Dollars. Herein, all references to common shares refer to the Company's common shares without par value.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S.Dollar.

Set forth below is the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended July 31st, and the nine months ended April 30, 1998 and 1997, average rates for the period, and the range of high and low rates for the period. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

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U.S. Dollar/Canadian Dollar


                              Average     Close      High      Low
                              -------     -----      ----      ---
Nine Months Ended 04/30/98      1.42       1.43      1.46     1.37
Nine Months Ended 04/30/97      1.37       1.39      1.39     1.37

Fiscal Year Ended 7/31/97       1.37       1.38      1.40     1.33
Fiscal Year Ended 7/31/96       1.35       1.37      1.38     1.33
Fiscal Year Ended 7/31/95       1.38       1.37      1.42     1.34
Fiscal Year Ended 7/31/94       1.35       1.38      1.40     1.29

      (b)   HISTORICAL CORPORATE DEVELOPMENT

The Company was incorporated under the laws of the Province of British Columbia as TTC/Truck Tech Corp. on September 8, 1987. The Company (operating as TTC/Truck Tech Corp.) completed its initial public offering on the Vancouver Stock Exchange on September 11, 1989. On April 13, 1995, the Company changed its name to UniComm Signal Inc. On December 24, 1997, the Company changed its name to SmarTire Systems Inc. and effected a reverse stock split of 1 to 8. All references in this registration statement take this split into effect when referring to the number of shares of the Company's Common Stock or per share data.

Since its inception, the Company has reported net losses arising from general expenses and research/development expenditures. The Company has sustained itself during the last several years through the sale of securities, including common shares and convertible debentures, and the exercise of share purchase warrants and share purchase options.

      (c)   BUSINESS

SmarTire is engaged in the development and marketing of a line of tire monitoring systems (TMS) incorporating proprietary patented technology designed to improve tire life, fuel efficiency, vehicle productivity and safety. Advanced monitoring systems have been developed by the Company which provide the operators of passenger cars, commercial vehicles and industrial equipment with the ability to monitor the air pressures and temperatures within each tire on the vehicle.

The overall corporate strategy of the Company is to concentrate on sales, marketing and product development. It is expected that manufacturing will be outsourced and performed by companies with established capacity and quality control to service the North American and international markets.

The Company has entered into three agreements with TRW Inc. ("TRW"), each dated April 20, 1998: A Supply Agreement (the "TRW Supply Agreement"), a Technical Cooperation Agreement (the "TRW Technical Cooperation Agreement") and a License Agreement (the "TRW License Agreement"). Pursuant to the TRW Supply Agreement, the Company agreed to purchase from TRW all of its requirements for tire pressure monitoring transmitters and receivers, provided that TRW's prices are competitive. Pursuant to the TRW Technical Cooperation Agreement, the Company and TRW agreed to cooperate in the development of new tire pressure sensing technology, and, to the extent that the parties conduct individual development work, they will share the results of such development work. The TRW Technical Cooperation Agreement provides for regular meetings between the parties to discuss developments at each party and to work together on specific projects identified and outlined in a project statement. Further, subject to certain limitations, the parties will share patents and applications therefor, utility models and applications therefor, copyrights, trade secrets and other forms of intellectual property relating to tire pressure sensing systems or components

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thereof which either party develops during the term. The Agreement also provides for cross-licensing of intellectual property owned by the parties. The term of the TRW Technical Cooperation Agreement is for five years, subject to automatic extension year by year unless one party gives notice to the other party at least three months prior to the then end of the term. Pursuant to the TRW License Agreement, the Company granted to TRW the exclusive worldwide right to make, have made, use and sell tire pressure monitoring systems and components of such systems for use as original equipment in the passenger car and light, medium and heavy duty truck markets, and for use as service parts for such original equipment. The Agreement also provides for technical assistance to be provided to TRW. Pursuant to the TRW License Agreement, TRW is required to pay to the Company a royalty based upon the net sales price of each Licensed Product sold to a specified customer and covered by a claim of a Company patent. The TRW License Agreement expires on the expiration date of the last to expire of the Company's patents. The expiry date of the last to expire of the Tire Monitoring patents currently held by the Company is September 24, 2013.


PRODUCTS

SmarTire(TM) Systems

The Company's products include tire monitoring systems for passenger cars and off-road industrial equipment. A product for the commercial vehicle market has been developed but has not yet been released for commercial sale. Key benefits of the systems include:

Safety - When tire pressures are maintained at the proper levels, vehicle braking, handling and stability are optimized. Incorrect tire pressures can compromise the stability of a vehicle, its handling and braking, and, in extreme cases, may contribute to causing an accident.

Fuel economy - Tire performance, which directly affects fuel economy, can be optimized by conducting regular tire checks. According to the Society of Automotive Engineers, even a tire with a 1 psi under-inflation below the optimum level begins to reduce fuel economy.

Reduced downtime - Full-time monitoring of the tire operating parameters has been shown to reduce unexpected and time consuming roadside repairs.

Passenger Car Tire Monitoring Systems

The Passenger Car TMS incorporates patented technology to monitor the pressure in each tire in a passenger car and send a signal to the driver if the pressure falls below a predetermined level.

The system consists of four small wheel modules, one fastened to each wheel inside the tire, and a radio receiver. Each module contains a battery power source with a life expectancy of ten years or 100,000 miles, a pressure sensor with a unique tire position identification code and a radio transmitter. The pressure sensor is made of a hermetically sealed transducer that enables the system to measure the pressure of each tire with an accuracy of +/-1 psi. A compact radio receiver which runs off the vehicle's 12 volt electrical system picks up the signal sent by the module's radio telemetry transmitter. There are no external wires or connections, making the system virtually maintenance free.

Tire pressure information for each wheel is digitally displayed on the vehicle's driver information center. When the vehicle is moving at ten miles per hour or more and a tire is under-inflated, a "low pressure warning" lamp appears on the overhead console. For example, the systems currently available on Lincoln Continentals are set so that when tire pressure falls below 18 psi, a lamp indicating "low pressure warning" is illuminated on the overhead console. When tire pressure falls below 10 psi, a second "low pressure warning" lamp appears

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on the dashboard and an audible alarm is sounded. Tire pressure information is transmitted approximately every 60 seconds while the vehicle is in motion.

The receiver is constantly listening for the transmissions from each wheel. Each time the receiver is powered up, it performs a diagnostic cycle routine to ensure all four sensors are operating properly. If signals are not received from one or more sensors, the system is set to run through the diagnostic cycle again. If it still does not receive a signal, the low pressure warning lamps are turned on to alert the driver.

On May 5, 1998, the Company completed a product licensing agreement with Advantage Enterprises Inc. ("Advantage") granting the Company the exclusive worldwide rights to market a new Low Pressure Warning Device ("LPWD") to be manufactured by Advantage. The Company also purchased the rights to all existing tire monitoring products owned by Advantage. The product licensing agreement replaces and supercedes an earlier agreement in principle, announced December 23, 1997, for the two companies to merge. US $200,000 was paid at closing for the existing tire monitoring products. If the new LPWD is ready for production, as defined in the agreement, by July 1, 1998 the Company will pay an additional US $500,000 for the rights to market the new LPWD for six years from the date the new LPWD is ready for production. The US $500,000 payment will be reduced by US $2,500 per day for each day that the product is not ready for production after July 1, 1998. The Company must purchase the following number of units, subject to proration if the LPWD is not ready for production by July 1, 1998, to retain its exclusivity under the agreement:


          Year                Units
          ----                -----
          1998               50,000

          1999              100,000

          2000              120,000

          2001              144,000

          2002              172,000

          2003              207,000


Commercial Vehicle TMS

The Company has also produced prototypes of a commercial vehicle TMS which it may market in the future. The Company is currently concentrating its efforts on the passenger car market and, although market research and field testing is being performed on the commercial vehicle TMS, the Company does not have an estimated date for commercialization of this product. If and when the commercial vehicle TMS is commercialized, it will incorporate the Company's patented technology to monitor tire pressures and temperatures on a wide variety of on-highway applications, including commercial vehicles and transit buses.

The Commercial Vehicle TMS is a wireless tire monitoring system consisting of individual sensors mounted inside each tire wheel assembly and a cab mounted receiver/display unit. The individual sensors measure both the operating pressure and temperature of each tire and then transmits this information via radio signal. Whenever the pressure in any tire deviates from its pre-programmed level, the SmarTire(TM) monitor alerts the driver so that the condition can be corrected before the tire is damaged. The system has been developed for use by trucking fleets that frequently change trailers, as each sensor has its own unique identifying signal. When the driver switches trailers, the new trailer's identifiers can be entered manually or electronically into the display unit. Each display unit can handle up to 40 tire positions and can be used with several trailers.


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Each TMS sensor module is completely self contained and can be programmed via wireless link. With its location inside the tire/rim assembly, each sensor is protected from vandalism as well as environmental conditions. Sensor module installation requires no modification to the existing wheels of vehicles.

The Commercial Vehicle TMS will offer vehicle operators a simple, dependable way to improve tire pressure maintenance on a continuous basis. It is expected that, when the product is available for sale, it will include the following features and benefits:

real time monitoring of tire pressure and temperature values display capability up to 40 tire locations on ten axles

reliable "wireless" data transmission from wheel mounted sensors internal pressure/temperature correlation

projected sensor battery life in excess of five years

sensors suitable for use on all "tubeless" drop center rims

semi-automatic "wireless" trailer identification programming built-in data storage (black box) capability

12 or 24 volt DC (negative ground) power source

The Commercial Vehicle TMS is designed to provide a useful tool for owners and operators of commercial vehicles, reducing downtime and repair costs from improperly inflated tires.

Industrial Equipment TMS

The Industrial Equipment TMS, which is the first product the Company commercialized, provides full time monitoring of tire pressures and temperatures on large mining and construction equipment.

The Industrial Equipment TMS is a wireless tire monitoring system and consists of individual sensors mounted at each tire location and a cab mounted receiver/display unit. The individual sensors measure both the operating pressure and temperature of each tire then transmits this information via radio signal. The temperature data is also used by the system to calculate and indicate the required tire operating pressure. This capability enables the operator to set the tires at optimum pressure levels irrespective of their temperatures, thereby increasing tire life. Whenever the pressure in any tire deviates from its pre-programmed level, the SmarTire(TM) monitor alerts the driver so that the condition can be corrected before the tire is damaged. Since each individual sensor is programmed with a vehicle number and location, the system can display data for each tire position. Each display unit can handle up to 12 tire positions.

A user programmable alarm setting allows maintenance staff to select tire pressure and temperature limits suitable for the vehicle's operating environment. The display unit can indicate whether a particular tire is above, below or within the correct operating limits. Visual and audible alarms are triggered when the pressure and/or temperature limits are exceeded. The pressure and temperature data from each tire is also logged over a period of time for maintenance and analysis purposes. This data can be used to identify both vehicle or tire irregularities.

Based upon its knowledge of the market, management believes that SmarTire's Industrial Equipment TMS is currently the only commercially available off-road

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tire monitoring system that is able to identify from a remote location actual tire pressure and temperature values while the vehicle is operating.

PRODUCT DEVELOPMENT

The concept for the Company's initial product line, a remote air pressure sensor for vehicle tires, was first conceived in 1986. The basic premise of its development was that improperly inflated tires adversely affect tire wear and safety. If a way could be found to monitor air pressure on a continuous basis, tires would last longer and less unanticipated tire problems would occur. The first prototype was built in late 1986, using "off-the-shelf" components and was tested in 1987 to determine if the concept was viable. Positive results of testing the prototype wireless communication system led to the incorporation of the Company, with the purpose of further developing the technology and bringing it to the market.

Industrial Equipment TMS

Development of the technology continued throughout 1988 and 1989. During 1990, the Company revised its technology to address the specific needs for tire monitoring in the mining industry. This redesign enhanced the power and selectivity to ensure improved signal reception on larger vehicles.


Environmental testing on both the radio and measuring sectors resulted in improved accuracy of measured values by providing a means of programming in temperature compensating algorithms.

During 1991, refinements were completed, tested and in-house production of the Industrial Equipment TMS was initiated. Since that time, the Company has sold over $1.5 million in Industrial Equipment TMS products.

Passenger Car TMS

On December 6, 1996, SmarTire acquired intellectual property, manufacturing and testing equipment, and contractual rights relating to tire monitoring systems from Epic Technologies, Inc. ("Epic")(the "Epic Asset Purchase"). The contractual rights include the right to supply tire monitoring systems for the 1997-1999 Lincoln Continental under a production program with the Ford Motor Company ("Ford").

Design work began on Epic's Low Pressure Tire Warning System in 1976. This product is the result of many years of development and advances in electronic microprocessor and radio telemetry technologies. In 1986, Epic was awarded tooling and production of a system for the 1989 Corvette. That system was used on the Corvette through to the 1996 model year.

The system is currently being offered as an option on Lincoln Continentals, and the Company expects to continue supplying tire monitors for the Lincoln Continental through to the 1999 model year. There is no assurance that Ford will continue to offer the tire monitoring system on the Lincoln Continental.

Epic began selling systems to Ford in January 1996. From January 1996 to December 6, 1996, the date on which the Company acquired the rights to service the production program, Epic generated gross revenues of US $505,602 (CDN$ 692,675) from the sale of systems to Ford. From December 1, 1996 to July 31, 1997, the end of the Company's fiscal year, the Company generated gross revenues of $213,412. During the nine month period from August 1, 1997 to April 30, 1998, the Company generated gross revenues of $438,219 from the sale of systems to Ford.

A custom product was also co-developed by Epic and the Penske Racing Team for racing applications and is commercially available. Epic provided engineering services and produced prototype versions of the racing TMS for the Penske Racing

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Team beginning December 1993. The total revenue generated for these services was less than US$100,000. Simultaneous to the Epic Asset Purchase, the Company signed a distribution agreement with Pi Research Limited ("Pi") granting Pi non-exclusive rights to market the racing systems. From December 6, 1996 to July 31, 1997 the Company generated $258,875 from sales of the systems to Pi. A further $171,474 of revenue was earned in the nine months ended April 30, 1998.

For SmarTire, the acquisition of certain tire monitoring assets from Epic greatly accelerated the Company's entry into the passenger car market with a proven product. The Company is realizing sales of this Passenger Car TMS to Ford Motor Company and introduced a modified version of this product to the automotive aftermarket in June 1997.

Commercial Vehicle TMS

The Industrial Equipment SmarTire(TM) technology is now being customized for the on-highway commercial vehicle market. Additional development is being undertaken to redesign the SmarTire(TM) sensor module to be suitable for use on a wide range of applications such as commercial trucking and public transit. As part of the development of the Commercial Vehicle TMS, a proprietary computer chip was developed for the Company under contract by Integrated Sensor Solutions Inc., a computer chip developer/manufacturer in San Jose, California.

The Company is presently reviewing the market to determine the viability of this product. Any release of the product to the market by the Company will depend on such review as well as the completion of further development work.

TRW Technical Cooperation Agreement

Pursuant to the terms of the TRW Technical Cooperation Agreement, the Company and TRW have agreed to cooperate in the development of new tire pressure sensing technology and have agreed to work together from time to time on specific projects to be identified and outlined in a project statement. Under the Agreement, TRW and the Company will share certain intellectual property rights which relate to tire pressure sensing systems or components thereof and which either party develops during the term of the Agreement (the "Shared Intellectual Property"). TRW has granted to the Company under the Shared Intellectual Property owned by TRW a perpetual, worldwide, exclusive license to make, have made, use and sell tire pressure sensing products and components for after market sales of products and components for all vehicles. In turn, the Company has granted to TRW under Shared Intellectual Property owned by the Company a perpetual worldwide exclusive license to make, have made, use and sell tire pressure sensing products and components thereof for the market for original equipment products and components for passenger car and light, medium and heavy duty trucks, and for service parts for such products and components.

Research and Development

The following is an estimate of the amount spent during each of the last two fiscal years on research and development activities;

1996 - $  721,536
1997 - $1,193,705

PROPRIETARY PROTECTION

The Company holds several patents for its current technologies, which are listed below:

United States Patent 5,231,872 addresses the technology in the tire monitoring product. It was issued on August 3, 1993 and expires August 3, 2010.

United States Patent 5,285,189 addresses the technology in the abnormal tire condition warning system. It was issued on February 8, 1994 and expires

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       February 8, 2011. This patent was purchased by the Company from Epic
       Technologies, Inc. in December 1996.

United States Patent 5,335,540 addresses the technology in the tire monitoring product. It was issued on August 9, 1994 and expires August 9, 2011.

United States Patent 5,559,484 addresses the technology in the abnormal tire condition warning system. It was issued on September 24, 1996 and expires September 24, 2013. This patent was purchased by the Company from Epic Technologies, Inc. in December 1996.

United States Patent 4,653,445 addresses the technology in an Engine Protection
       System ("EPS") product. It was issued on March 31, 1987 and expires March 31, 2004.


FUTURE PRODUCTS

There are numerous additional potential applications for the SmarTire(TM) technology, including mass transit systems and aircraft landing gear. The Company's current focus is passenger car and commercial vehicle aftermarkets. Management believes that these markets represent the greatest opportunity for the Company. If the Company is successful in raising additional working capital, it may pursue development of other products utilizing the Commercial Vehicle TMS technology.

MARKETING

Pursuant to the TRW License Agreement, the Company has granted to TRW the exclusive, worldwide right to make, have made, use and sell tire pressure monitoring systems and components for use as original equipment in passenger car and light, medium and heavy duty truck markets, and for use as service parts for such original equipment. Additionally, the Company has granted to TRW under Shared Intellectual Property owned by the Company a perpetual worldwide, exclusive license to make, have made, use and sell tire pressure sensing products and components thereof in the market for original equipment products and components for passenger car and light, medium and heavy duty trucks, and for service parts for such products and components. In turn, TRW has granted to the Company under Shared Intellectual Property owned by TRW a license for the aftermarket sales of products and components for all vehicles.

Passenger Car

SmarTire's passenger car tire monitoring system is being marketed to the aftermarket primarily through independent tire distributors. In North America, there are an estimated 162 million cars on the road, and in Japan and Europe there is another 165 million. Since 1980, the number of cars on the road has grown at an annual rate of 2.2% per year. Most of these vehicles will require replacement tires before their life is over. Independent tire dealers account for over 55% of passenger tire retail sales, nearly three-quarters of all tires sold in the U.S. With the median age of cars and trucks in the U.S. increasing, industry analysts expect continued growth in after-market tire sales. SmarTire's management believes that independent tire distributors represent the most effective channel for the sale of its systems to the aftermarket.

Another development that is expected to lead to increased acceptance of tire monitoring systems is the introduction of the "run-flat" tire. Tire manufacturers such as Michelin, Bridgestone and Goodyear have developed a tire that will allow drivers to drive up to 50 miles on a tire that has lost all of its pressure. Since the ride characteristics are virtually the same with the tires inflated or uninflated, it is not possible for a driver to know that the tire is going flat without a tire monitoring system. The Company's SmarTire(TM) system is currently being offered with a run-flat tire from Michelin as the "SecuriTire" option on the Lincoln Continental. The Company has been supplying

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TMS to Michelin North America since May 1997 and Goodyear Tire Company since
January 1998. The Company supplies these two customers on an order by order basis and no long term or exclusive contracts are currently in place.

Commercial Vehicle

The target market for the Commercial Vehicle SmarTire(TM) product is also considerable. In North America, there are more than 10 million commercial trucks. Japan and Europe have 20 million trucks on the road.

Commercial vehicle operators in North America are required to check their tire pressure every 100 miles. For the most part, this inspection consists of an imprecise visual check or a tap on each tire with a "Billy Club" rather than the use of a tire gauge. The installation of the SmarTire(TM) system would immediately provide a full time pressure monitoring capability that substantially exceeds regulatory requirements.

According to the Canadian and American Trucking Associations, one of the most common problems in the trucking industry are vehicles operating with incorrect tire pressures. In the past, various legislative measures have been proposed for the industry to enforce some method of monitoring tires. However, this has not been effective due to the lack of a suitable method to improve tire monitoring. With the development of the SmarTire(TM) products, the means to effectively monitor tire pressures on a continuous, real-time basis under various conditions has become viable.

Industrial Equipment

The Company plans to market its commercial vehicle products to the aftermarket through tire distributors, commercial vehicle fleets, and service centers.

In 1991, the Company established a distribution agreement with the Haulpak Division of Komatsu Dresser, which acted in the capacity of the exclusive distributor of the Off-Road TMS. In March 1995, the Company re-negotiated the agreement creating a new, non-exclusive four year distribution agreement with Komatsu, Ltd. This new contract allows the Company to market to other distributors on a wholesale basis and directly to retail customers.

In 1996, the Company established a non-exclusive, four year distribution agreement with RimTec Pty. Ltd. of Australia to purchase and resell the Off-Road TMS to off-road surface mining and off-road construction machinery markets in Australia.

COMPETITION

As a whole, the tire monitoring industry is still in the early stages. A few competitive tire monitoring systems are under development, especially for the passenger car market. The potential market is so enormous that competition is considered healthy for the industry since it generates more market attention.

Schrader-Bridgeport Inc. (Schrader) currently appears to be the only significant producer of wireless tire monitoring systems for the passenger car market. Schrader, a 150 year old company, claims to be the world's largest producer of tire valves and tire-pressure measurement equipment with over $140 million in annual sales. The tire monitoring system developed by Schrader is currently being sold on Chevrolet Corvettes.

The SmarTire(TM) system uses a universal mounting system that allows the system to be added to most passenger cars. Schrader's system is not universally mountable, and instead uses a valve stem mounting that is specific to the rim design. The Company's management believes that the SmarTire(TM) mounting system is superior in its ability to be fitted to a larger variety of vehicles.


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SmarTire's Passenger Car TMS, developed by Epic and currently available in
Lincoln Continentals, is the only commercially available passenger car tire monitoring system with a proven track record. Variants of the system have been in production and in use on vehicles since 1989.

Delco has acquired a tire deflation warning system which uses ABS brake technology. The system is based on measuring rotations of the wheel. Once tire deflation has been determined, the driver is notified by an alarm. Tire pressure must drop at least 8 lbs. before the deflation is sensed. By the time the alarm appears, the tires may have traveled a substantial distance resulting in severe tire damage. The system is not compatible with run-flat tires since the shape of the tire, hence the number of rotations, does not change when tire pressure changes. Delco's system is available on the Buick Park Avenue, Pontiac Grand Prix and a Toyota minivan.

SSI Technologies Inc. (SSI) is promoting a tire monitoring system that uses a low-frequency magnetic field between a revolving transponder inside the rim and tire and the stationary transceiver positioned outside of the tire. The system has the advantage of not needing a battery, since it is powered by the vehicles electrical system. It also has many disadvantages over a wireless system. The system must be hard-wired to the vehicle, which adds cost and makes the system impractical for aftermarket installations. The inductive link and wiring harness of the system are exposed to brake heat, dirt, moisture, vibration and shock, while SmarTire's system is mounted safely within the tire cavity. To the best of management's knowledge, the system is not yet commercially available.

One potential future development which could affect the market for both passenger car and commercial vehicle tire monitoring is the development of a "smart chip". This is a computer chip that could transmit data and would be manufactured into tires. However, the Company believes that the smart chip technology will not become viable for a number of years, if at all.

Currently, management believes that there is no directly competitive product for SmarTire's Commercial Vehicle SmarTire(TM) system, although those companies developing tire monitoring systems for the passenger car market could potentially also develop systems for commercial vehicle applications. SmarTire's management believes that the commercial vehicle market requires a more sophisticated product with features such as the ability to change trailers and still be able to identify specific tires, rather than a product that is limited to alerting a driver that one tire of many is low. The Company's product is the only system of which the Company is aware that is compatible with fleet usage where trailer switching is the norm.

The Industrial Equipment TMS is the only commercially available system known to the Company that monitors actual tire pressure and temperature values while a vehicle is in motion. A few systems do exist that are primarily low pressure warning systems which sense if tire pressure is dropping below a certain level and indicate these to the operator with a red warning light. None, however, measure both tire pressure and temperature on an on-going basis, providing real-time analysis of that data. The SmarTire(TM) system provides temperature/pressure correlation and the product is compatible for use with mine dispatch systems for data storage and remote access. No other product provides the same or essentially competitive features.

SEASONALITY

Not Applicable.


USA VS. FOREIGN SALES/ASSETS

Substantially all of the Company's revenues have been generated in the United States.

At July 31, 1996 and July 31, 1997, substantially all assets were located in Canada.

EMPLOYEES

At April 30, 1998, the Company operated with the services of its five directors, seven Executive Officers (of whom four are directors), and twelve additional full-time employees/consultants. There is no collective bargaining agreement in place.


COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company has no material expenses and anticipates no material impact on its business from compliance with environmental laws.

      (d)   RISK FACTORS

Going-Concern Issue.

Since inception through April 30, 1998, the Company has incurred aggregate losses of approximately $20,049,062. In addition, the Company's quarterly operating results may be subject to significant fluctuations due to many factors not within the Company's control, such as the unpredictability of when a customer will order products, the size of a customer's order, the demand for the Company's products, the level of competition and general economic conditions. There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company's financials for the year ended July 31, 1997 were presented on a going forward basis, as reflected in Note 1 thereto. However, in view of the proceeds from the Company's private placements since August 1, 1997 (see "Management's Discussion and Analysis or Plan of Operation"), Management believes that the Company has sufficient cash to fund its current and planned operations through at least December 31, 1998. Thereafter, it is possible that the Company will require additional funding depending on the results from operations over the next two fiscal quarters. See "Management's Discussion and Analysis or Plan of Operation," and the Financial Statements.

Dependence on Product Line and Services.

Historically, the Company has derived a significant percentage of its net revenue from sales of its Industrial Equipment Tire Monitoring Systems to the mining industry. The Company has recently introduced products for the passenger car market. There can be no assurance that the Company will achieve or sustain significant sales growth in either its historical markets for industrial equipment or for its new products for the passenger car market. The Company earned 19% of its revenue during the fiscal year ended July 31, 1997 from sales of the industrial equipment TMS, 28% from sales of the racing TMS, 40% from sales of the aftermarket passenger car TMS and 13% of the OEM passenger car TMS. For the nine months ended April 30, 1998, approximately 32% of the Company's revenue was from sales of OEM passenger car TMS and 48% from aftermarket passenger car TMS. To the extent demand for the Company's products does not develop, due to competition,product performance, customer assessment of the Company's resources and expertise, expertise, technological change or other factors, the Company's operations will be materially adversely affected. See "Description of Business."


Reliance on a Major Customer.

One of the Company's customers for its industrial equipment monitoring market, Komatsu America International Company (or its predecessors and affiliates), accounted for approximately 92%, 67% and 18% of the Company's total revenues for the years ended July 31, 1995, 1996 and 1997 respectively. This percentage is expected to continue to decline as the Company's sales for the passenger car market increase. For the year ended July 31, 1997, three customers, Komatsu American International Company (Industrial TMS), Ford Motor Company (OEM passenger car TMS), and Pi Research (Racing TMS), accounted for approximately 69% of the Company's revenues. Accordingly, the loss of one of these major customers would materially adversely affect the Company. The loss of any significant customer, or further significant reductions by them in buying the products offered by the Company, or the inability to collect accounts receivable from them, absent diversification of the Company's revenues over other customers and products, would materially and adversely affect the Company's revenue and results of operations. See "Description of Business."

Need for Additional Capital.

To date, the Company has been dependent primarily on the issuance of securities to fund its capital requirements. The Company is dependent on the proceeds of securities offerings to fund its ongoing operations as well as to implement its proposed expansion plans. The Company intends to raise additional funding in fiscal 1999 through the issuance of securities. The Company anticipates that the proceeds to the Company from the additional funding, together with projected revenues, will be sufficient to fund the Company's operations through fiscal 1999. In the event that the Company's plans change, there are any delays in implementing the proposed expansion, its projections prove to be inaccurate or the proceeds of any additional funding prove to be insufficient, the Company may be required to seek additional financing to fund the costs of daily operations and of continuing to expand its operations. Any additional equity financing may involve substantial dilution to the Company's then-existing stockholders. There can be no assurance that additional financing will be available to the Company when needed or, if available, that it can be obtained on commercially reasonable terms. See "Management's Discussion and Analysis or Plan of Operations," "Description of Business" and Financial Statements.

Dependence on Key Personnel.

The Company's success depends to a significant extent on the continued service of certain key management personnel. The loss or interruption of services from one or more of these personnel, for whatever reason, could have a material adverse effect on the Company. In the event of the loss of services of such personnel, no assurances can be given that the Company will be able to obtain the services of adequate replacement personnel. The Company's success also depends in part on its ability to attract and retain qualified professional, technical, managerial and marketing personnel. Competition for such personnel in the markets in which the Company competes is intense, and there can be no assurance the Company will be successful in attracting and retaining the personnel it requires to conduct its operations successfully. See "Description of Business."

Ability to Manage Growth of the Company.

The plans of the Company are based upon the growth of the business, and the success of the Company will depend on its ability to implement and manage this expansion. In addition, the Company may expand and grow through acquisitions. Accordingly, the Company could experience a period of significant growth, which could place a significant strain on the Company's management and other resources. The Company's ability to manage and sustain growth effectively will depend, in part, on the ability of its management to manage growth through the implementation of appropriate management, operational and financial systems and controls, and successfully to train, motivate and manage its employees. If the Company's management is unable to manage its growth effectively, the Company's results of operations could be materially adversely affected. See "Description of Business."

Limited Personnel.

Currently, the Company relies on its existing staff as its principal means of selling its products, and on a small development staff to develop new products and applications for existing products. The Company's growth and expansion may be inhibited unless it establishes a larger direct sales force in order to enhance its access to potential customers and a larger development staff to develop new products and applications for existing products. At the present time, the Company plans to increase its sales force, development staff and its administrative staff, although no assurances can be given that qualified personnel can be hired. The inability of the Company to hire and keep qualified personnel could materially adversely affect the Company's future plans. See "Description of Business."

Competition.

The markets in which the Company competes are rapidly changing. As indicated (See "Description of Business, Business-Competition"), other companies offer products similar to those offered by the Company, and target the same customers as the Company. Many of these companies have substantially greater financial marketing and technical resources. The Company also anticipates that the competition within these markets will increase as demand for the products escalates. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. See "Description of Business Competition."

Rapid Technological Change.

The markets in which the Company competes are characterized by rapid technological change, frequent new product and service introductions, evolving industry standards and changes in customer demands. The introduction of products embodying new technologies and the emergence of new industry standards can, in a relatively short period of time, render existing products obsolete and unmarketable. The Company believes that its success will depend upon its ability continuously to develop new products and to enhance its current products and introduce them promptly into the market. See "Description of Business Competition."

Dependence on Proprietary Technology; Risks of Third Party Infringement Claims.

There can be no assurance that the Company's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies. Additionally, although the Company believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Company. Similarly, infringement claims could be asserted against products and technologies which the Company licenses, or has the rights to use, from third parties. Any such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention and cost required to defend such claims could adversely affect the Company's business and results of operations.

Adequacy of Product Liability Insurance and Lack of Errors and Omissions Insurance.

The Company could be subject to claims in connection with the products that it sells. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from any such claim, or that it would be able to have its customers indemnify or insure it against any such liability. The Company currently carries US$25 Million of product liability insurance. There can be no assurance that such coverage would be adequate in term and scope to protect the Company against material adverse effects in the event of a successful claim. The Company currently does not carry errors and omissions insurance. The Company intends to seek to obtain errors and omissions insurance provided it can be obtained at reasonable prices; however, there can be no assurance that such coverage or other insurance, if obtained, would be adequate in term and scope to protect the Company against material adverse effects in the event of a successful claim.

Dilutive Effect of Options, Warrants and Convertible Debentures.

As at April 30, 1998, there were options, warrants and convertible debentures outstanding to purchase an aggregate of 4,624,335 shares of Common Stock at an average price of $4.39 per share. To the extent that these and subsequent options, warrants and convertible debentures are exercised and/or converted, dilution of the percentage ownership of the Company's shareholders will occur, and any sales in the public market of the Common Stock underlying the options, warrants and convertible debentures might adversely affect prevailing market prices for the Company's securities.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended July 31, 1997 and 1996 and for the three months and the nine months ended April 30, 1998 and 1997 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) the application of which, in the case of the Company, conforms in all material respects for the period presented with the United States GAAP except as disclosed in the notes to the consolidated financial statements of the Company included herein.

The Company's consolidated financial statements are prepared on a going-concern basis which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon its obtaining financing from its lenders, shareholders and other investors as required, and the successful development and marketing of the Company's products to generate future profitable operations. There can be no assurance that additional financing will be available to the Company when needed, or, if available, that it can be obtained on commercial reasonable terms.

RESULTS OF OPERATIONS

Fiscal Year Ended July 31, 1997 vs. Fiscal 1996

Gross revenue for the fiscal year ended July 31, 1997 was $921,546 as compared to $199,041 for the fiscal year 1996. The increase in revenue for the fiscal year 1997 over the fiscal year 1996 was a result of the addition of new product lines.

Sales of a passenger car tire monitoring system to the Ford Motor Company for use on the Lincoln Continental began in December of 1996 when the Company purchased the rights to service the Lincoln production program from Epic Technologies, Inc. The Company also purchased a product for racing applications and began recording sales of that product in December, 1996. The development of an additional new product, a passenger car tire monitor for the replacement tire market, was completed during the 1997 fiscal year and the Company began selling that product in May of 1997.

Sales of aftermarket passenger car systems increased to $272,452 for the fiscal year ended July 31, 1997 from no sales in the comparable period of the previous year. The Company began selling its aftermarket passenger car system in May 1997.

Sales of OEM passenger car systems to Ford Motor Company increased to $213,412 for the fiscal year ended July 31, 1997 compared to no sales in the previous fiscal year. The Company recorded only eight months of sales to Ford during the 1997 fiscal year as it purchased the rights to service the Lincoln Continental production program from Epic Technologies, Inc. on December 6, 1996. Prior to the purchase of the contractual rights, the Company had no previous sales to the OEM market.

Sales of the racing TMS increased from no sales in the fiscal year ended July 31, 1996 to $258,579 in the fiscal year ended July 31, 1997.

Sales of the industrial TMS decreased to $177,103 in the fiscal year ended July 31, 1997 from $199,041 in the previous fiscal year. Sale prices for industrial equipment products were relatively unchanged from the previous fiscal year.

Gross margin decreased from 43.0% in fiscal 1996 to 28.5% in fiscal 1997 as a result of the addition of new product lines, which provide higher volumes but lower margins. During fiscal 1996, the Industrial Equipment TMS accounted for 100% of revenue, and provided a 43.0% gross profit. The new passenger car and racing products added during fiscal 1997, accounted for 81.0% of sales during the year, and provided a gross profit of approximately 25.0%, resulting in a combined gross profit of 28.5%. It is expected that the sales of the passenger car and racing products will grow, and that sales of the industrial equipment products will become a smaller proportion of future sales.

Marketing expenses increased from $360,574 for the fiscal year ended July 31, 1996 to $451,307 for fiscal 1997 as a result of increased expenditures on point of sale materials, technical manuals, trade shows, and advertising and promotional relating to the passenger car aftermarket product, which the Company began selling in June 1997. Marketing wages also increased as a result of additional employees hired or assigned to marketing functions. Marketing travel increased as a result of increased activity relating to the marketing of the passenger car product line. Since the marketing of the aftermarket product did not begin until late in the fiscal year, management expects marketing expenses to increase in future quarters, relative to prior quarters.

General and Administrative expenses increased to $2,229,629 in fiscal 1997 compared to $1,843,124 in fiscal 1996. The increase was primarily attributable to increases in interest expenses and rent. Interest expense rose from $159,292 in fiscal 1996 to $447,746 in fiscal 1997 as a result of additional convertible debt issued during fiscal 1997. Rent increased from $41,135 in fiscal 1996 to $101,341 as a result of the move to a larger premises in January of 1997. Administrative wages increased from $541,707 for fiscal 1996 to $648,826 in fiscal 1997. Other general and administrative expenses were an average of 2% higher in 1997 than in 1996.

Interest and finance charges increased from $159,844 for fiscal 1996 to $447,746 for the fiscal year ended 1997 as a result of interest on additional debt added during fiscal 1997 and increased use of trade credit.

Research and Development expenses increased from $721,536 for fiscal 1996 to $1,193,705 for fiscal 1997. The increase was attributable to increases in expenditures on prototype development and engineering supplies from $361,649 in fiscal 1996 to $626,549 in fiscal 1997 as the Company continued to develop further product enhancements for future versions of its products. Engineering wages increased from $359,887 in fiscal 1996 to $469,598 in fiscal 1997 period as a result of the addition of new employees. Engineering consulting expenses were incurred in the second half of 1997 with no similar expenses in fiscal 1996.

Depreciation and amortization increased as a result of the amortization of patents and other intellectual property that were purchased from Epic Technologies, Inc. in December of 1996.

Expenses increased during the fiscal year 1997 to $4,385,976 as compared to $3,023,877 in the fiscal year 1996 due to increases in marketing, general and administrative, research and development, and depreciation and amortization expenses.

Net loss for the year ended July 31, 1997 was ($4,123,373) as compared to ($2,937,891) for the fiscal year 1996. The increase in net loss from the fiscal year 1996 to fiscal year 1997 was attributable to increases in marketing, general and administrative, research and development, and depreciation and amortization expenses in excess of the increase in revenue.

THREE MONTHS ENDED APRIL 30, 1998 AND 1997 AND NINE MONTHS ENDED APRIL 30, 1998 AND 1997

Three Months Ended April 30, 1998 and 1997

Gross revenue for the three months ended April 30, 1998 was $359,729 compared to $240,849 for the three months ended April 30, 1997. Sales of Aftermarket passenger car systems were $267,833 for the quarter ended April 30, 1998 compared to no sales for the three months ended April 30, 1997, as the Company began selling this product line in May 1997. Sales of the OEM passenger car system decreased to $54,976 for the quarter ended April 30, 1998 compared to $81,513 for the comparable period of the previous year. Sales of the Racing TMS product also decreased to $8,886 for the three months ended April 30, 1998 from $94,834 in the three months ended April 30, 1997. Sales of the Racing TMS are cyclical, as the majority of the Company's customer's for this product are participating in INDY racing and typically buy product in the Company's second or third quarter in preparation for the INDY racing season, which begins in the spring each year. In fiscal 1998, the majority of Racing TMS sales were recorded in the second quarter compared to fiscal 1997 where the majority of Racing TMS sales were sold over the second and third quarters. Sales of Industrial TMS systems decreased to $28,456 during the three months ended April 30, 1998 from $82,502 in the comparable period of the previous year.

Expenses increased to $2,133,251 for the three months ended April 30, 1998 from $966,741 for the comparable period of the previous fiscal year, due to increases in depreciation and amortization, general and administration, interest and finance charges, marketing expenses, and research and development expenses. Marketing expenses increased from $44,491 for the three month period ended April 30, 1997 to $701,698 for the comparable period of 1998 as a result of increased expenditures on point of sale materials, technical manuals, trade shows, and advertising and promotion relating to the Aftermarket passenger car product, which the Company began selling in May 1997. Marketing compensation increased as a result of additional employees hired or assigned to marketing functions. Marketing travel increased as a result of increased activity relating to the marketing of the Aftermarket passenger car product line. The creation of the Company's European marketing subsidiary, SmarTire (Europe) Limited, in the third quarter contributed to the increase in the above marketing expenses.

General and Administrative expenses increased to $885,751 for the three months ended April 30, 1998 as compared to $359,313 for the three month period ended April 30, 1997. The increase was attributed to increases in rent, repairs and maintenance, office supplies and equipment, public relations, compensation and legal expenses. Compensation increased from $102,110 in the three months ending April 30, 1997 to approximately $375,000 for the three months ended April 30, 1998 due to increases in the number of administrative staff, increases in administrative wage levels and bonuses paid in the third quarter of 1998. Professional fees increased to $143,535 for the three months ended April 30, 1998 compared to $72,383 for the three months ended April 30, 1997 as a result of costs associated with two significant private placements of equity during the quarter, the cancelled merger and subsequent licensing agreement with Advantage Enterprises, Inc. and the strategic agreements signed with TRW.

Interest and finance charges were consistent at $66,842 for the three months ended April 30, 1998 compared to $68,978 for the three months ended April 30, 1997. Interest and finance charges have been substantially reduced during the third quarter of the 1998 fiscal year as a result of the elimination of $3.8 million of long term debt that was converted to share capital or redeemed during the quarter. As at June 10, 1998, the Company had no long term debt.

Research and Development expenses decreased slightly to $313,814 for the three months ended April 30, 1998 from $336,149 for the three months ended April 30, 1997.

Net loss for the three months ended April 30, 1998 was $2,048,501 as compared to $895,063 for the three months ended April 30, 1997.

Nine Months Ended April 30, 1998 and 1997

Gross revenue for the nine months ended April 30, 1998 was $1,364,079 as compared to $471,853 for the nine month period ended April 30, 1997. The increase in revenue was the result of the following changes:

Sales of Aftermarket passenger car systems increased to $659,468 for the nine months ended April 30, 1998 from no sales in the comparable period of the previous year. The Company began selling its Aftermarket passenger car system in May 1997.

Sales of the Aftermarket passenger car product over the last two quarters remained relatively unchanged as a result of shortages in several components of that product. The Company received customer orders in excess of production volume and therefore had the potential to increase sales of the product. However, many of the components for that product have significant order lead times, and the Company did not receive purchase orders from its customers in time to obtain the components and meet its customer demand.

At April 30, 1998, the Company had back orders of $520,344 of the Aftermarket passenger car systems. As at July 9, 1998, $172,260 of those backorders, relating to an order from a European customer, remained to be filled subject to the Company finalizing the specifications for the product and receiving radio certification from the European regulatory authorities.

The Company anticipates increases in revenues from its Aftermarket passenger car system as sales of run-flat tires by its customers, which include Goodyear, Michelin and Bridgestone/Firestone, increase. These three manufacturers require a tire monitoring system to be installed with their run-flat tires. Goodyear only began selling its Extended Mobility Tire (EMT)in selected sizes in April 1998 and Bridgestone/Firestone announced in May 1998 that its Firestone Firehawk SH30 RFT run-flat tire would be available in stores by August 1998.

Sales of OEM passenger car systems to Ford Motor Company increased to $438,219 for the nine months ended April 30, 1998 compared to $116,328 in the nine months ended April 30, 1997. The Company reported only 5 months of sales to Ford during the 1997 nine month period as it purchased the rights to service the Lincoln Continental production program from EPIC Technologies, Inc. on December 6, 1996. Prior to the purchase of the contractual rights, the Company had no previous sales to the OEM market.

Sales of the Racing TMS decreased from $220,665 in the nine month period ended April 30, 1997 to $171,474 for the nine months period ended April 30, 1998. Sales were higher in the earlier period as INDY racing teams adopted the product, which was then relatively new. Sales in the 1998 period have slowed as the number of new INDY teams using the system has not increased significantly.

Sales of the Industrial TMS decreased to $81,606 in the nine months ended April 30, 1998 from $134,860 during the comparable period of 1998. The decrease was a result of a shift in focus of the Company, beginning in 1996, from the industrial market to the passenger car market. The market for industrial systems was determined by management to be inadequate to justify the related marketing and product development costs. Sales during the nine months ended April 30, 1998 were primarily sales of replacement and maintenance units to existing customers.

Expenses increased to $5,757,603 for the nine months ended April 30, 1998, from $2,462,462 for the comparable period of the previous fiscal year, due to increases in depreciation and amortization, general and administration, interest and finance charges, marketing expenses, and research and development expenses.

Marketing expenses increased from $135,781 for the nine month period ended April 30, 1997 to $1,372,030 for the comparable period of 1998 as a result of increased expenditures on point of sale materials, technical manuals, trade shows, and advertising and promotion relating to the Aftermarket passenger car product, which the Company began selling in May 1997. Marketing compensation also increased as a result of additional employees hired or assigned to marketing functions. Marketing travel increased as a result of increased activity relating to the market of the Aftermarket passenger car product line. The creation of the Company's European marketing subsidiary, SmarTire (Europe) Limited, in the Third Quarter contributed to the above increase in marketing expenses.

General and Administrative expenses increased to $1,701,743 for the nine months ended April 30, 1998 as compared to $1,230,119 in the comparable period ended April 30, 1997. The increase was attributed to increases in rent, repairs and maintenance, office supplies and equipment, public relations, and compensation. Compensation increased from $367,000 in the nine months ending April 30, 1997 to approximately $696,000 for the nine months ended April 30, 1998 due to the addition of a paid executive advisory board in the third quarter of 1998, increases in the number of administrative staff, and increases in administrative wage levels during the first nine months of 1998.

Interest and finance charges increased from $108,937 for the nine months ended April 30, 1997 to $1,243,870 for the nine months ended April 30, 1998 as a result of interest on additional debt added during fiscal 1997 and the first half of fiscal 1998 and as a result of the increased use of trade credit. Interest and finance charges are expected to be substantially lower in the last quarter of the fiscal year as a result of the elimination of $3.8 million of long term debt that was converted to share capital or redeemed in the third quarter. As at June 10, 1998 the Company had no long term debt outstanding.

Research and Development expenses increased from $649,254 for the nine months ended April 30, 1997 to $950,954 for the nine months ended April 30, 1998. The increase was attributable to increased expenditures on prototype development from approximately $250,000 in the 1997 period to approximately $387,000 in the 1998 period as the Company continued to develop further product enhancements for future versions of its products. Engineering compensation decreased from approximately $361,000 in the 1997 period to approximately $320,000 in the 1998 period as a result of a reduction in staff during the second quarter of 1998. Engineering consulting expenses of $111,657 were also incurred in the 1998 period, with no similar expenses in the 1997 period.

Depreciation and amortization expense increased as a result of the amortization of patents and other intellectual property that were purchased from Epic Technologies Inc. in December of 1996.

Net loss for the nine months ended April 30, 1998 was $5,441,851 as compared to $2,325,325 for the nine months ended April 30, 1997.


LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its activities through revenue from operations and the placement of securities. Financing has been accomplished in the form of private placements of Common Shares and Common Share purchase warrants; private placements of convertible debentures; the exercise of incentive stock options; the exercise of Common Share purchase warrants; and issuance of Common Stock in exchange for satisfaction of liabilities.

The timing of such placements was dependent on the requirements of the Company and the economic climate. The Company has incurred net losses in each year since inception and as of April 30, 1998, had an accumulated deficit of $20,049,062.

Shareholders' equity was $32,553,451 and the Company's working capital was $11,287,398 at April 30, 1998.

As at July 31, 1997, the Company had commitments for payments under operating leases, and service agreements for premises and certain equipment of $827,000, as disclosed in the financial statements.

The Purchase Agreement between the Company and Epic Technologies, Inc. regarding the acquisition of tire monitoring assets requires the Company to pay Epic an additional US $100,000 on December 6 in any of the three years following the December 6, 1996 closing date in which the sales meet specific performance objectives. The Company was not required to make a payment in 1997 and does not expect to be required to make a payment in 1998.

As a result of a private placements completed in March 1998 and April 1998 as discussed below, management believes that the Company has sufficient cash to fund its current and planned operations through at least December 31, 1998. Thereafter, it is possible that the Company will require additional funding depending on the results from operations over the next two fiscal quarters.

The Company effected a reverse stock split of 1 to 8 effective December 24, 1997. At that time, all outstanding convertible securities, share purchase warrants, and share purchase options were proportionately adjusted to reflect the consolidation.

The most recent significant financings since August 1, 1995 are described in the following paragraphs:

On April 20, 1998, TRW agreed to purchase from the Company (the "TRW Private Placement") 900,000 units at a price of US$4.00 per unit for a total purchase price of US$3,600,000, each Unit consisting of a share of Common Stock and one non-transferable share purchase warrant entitling TRW to purchase an additional share for a period of two years at a price of US$4.00 per share during the first year and US$4.60 per share during the second year. The closing was subject to the Company receiving the acceptance of the Vancouver Stock Exchange (VSE). VSE approval was received on April 30, 1998 and the subscription funds were placed in trust on May 8, 1998, pending delivery of the share and warrant certificates. The funds were released to the Company from trust on May 15, 1998. The proceeds of the TRW private placement will be used for general working capital purposes.

On March 24, 1998, the Company completed a private placement of 2,175,000 Units for gross proceeds of $8,700,000. Each Unit consisted of one share of Common Stock and one non-transferable share-purchase two year warrant at an exercise price of $4.00 per share if exercised during the first year and $4.80 if exercised during the second year. The Company paid a commission of $855,500.

On January 30, 1998, the Company completed a private placement of US $550,000 8% convertible redeemable debentures pursuant to Regulation S promulgated under the

Securities Act of 1933, as amended. The Company paid a commission of US $55,000, with net proceeds of US $495,000 on the issue. The Company redeemed the debentures on March 16, 1998 for US $783,750 plus accrued interest.

On October 3, 1997, the Company completed a private placement of 18% convertible redeemable debentures with a face value of US$ 622,222. The debentures were sold at a discount to their face value for gross proceeds to the Company of US$ 560,000. The Company paid a commission of US $56,000, with net proceeds of US$504,000 on the issue. The debentures were convertible into Common Shares at $3.12 per share. By April 30, 1998, US $622,222 of the debentures were converted to 289,173 Common Shares.

On September 4, 1997, the Company completed the private placement of $380,000 Series "G" convertible debentures. The debentures carry an interest rate of ten percent (10%) per annum paid semi-annually for a term of three years. The Company paid a commission of $600, with net proceeds of $379,400 on the issue. During the first three years, each debenture is convertible into units at a price of $2.80 per unit if converted during the first year, $3.60 if converted during the second year and $4.40 if converted during the third year. Each unit consists of one Common Share and one two year non-transferable share purchase warrant. If the holders convert the debenture in the first year, the warrant may be exercised during the first year at $2.80 within one year of the date of conversion and $3.60 during the second year; if the holders convert the debenture in the second year, the warrant may be exercised at $3.60 within one year of the date of conversion and $4.40 during the second year; and if the holders convert the debenture in the third year, the warrant may be exercised at $4.40 within one year of the date of conversion and $5.20 during the second year. As at April 30, 1998, all of the debentures had been converted into 135,714 Common Shares and 135,714 warrants. 3,571 warrants had been exercised for gross proceeds of $10,000.

Effective March 26, 1997, the Company completed the private placement of $1,722,000 Series "F" convertible debentures. The debenture carries an interest rate of ten percent (10%) per annum paid semi-annually for a term of three years. The Company paid a commission of $108,000, with net proceeds of $1,614,000 on the issue. As of February 28, 1998, all of the Series F Debentures were converted into an aggregate of 615,000 Units consisting of 615,000 shares of Common Stock and warrants to purchase 615,000 shares of Common Stock. The warrant exercise price is $2.80 per share if exercised within one year of conversion and $3.60 per share during the second year. As of April 30, 1998, 267,492 warrants had been exercised at $2.80 per share for proceeds of $748,978.

On November 6, 1996, the Company arranged for a brokered private placement of 1,134 Series "D" Redeemable 6% Convertible Debentures through the agency of Groome Capital Advisory Inc. at a price of $1,000 per Debenture. Each Debenture bears interest at 6% per annum from closing payable semi-annually and may be convertible into units comprising one Common Share of the Company and one warrant for a term of three years expiring November 1, 1999 at a price of $4.40 per Unit in the first year, $5.20 per Unit in the second year and $6.00 per Unit in the third year. This offering raised a total of $1,134,000. The Company issued 46,875 Agent's Warrants to Groome Capital Advisory Inc. in connection with the offering. The Agent's Warrants exercise price was $5.20 per share if exercised within the first year and $6.40 per share during the second year. On November 6, 1997, $974,000 of the debentures were converted into 221,361 units. By June 9, the remaining $160,000 of the debentures had been converted into 30,769 units. On April 20, 1998, all of the Agent's Warrants were exercised with proceeds to the Company of $300,000.

On November 20, 1996, the Company completed a private placement of 114,450 units at a price of $4.00 per unit to raise gross proceeds of $457,800. Each unit consisted of one Common Share and one non-transferable share purchase warrant. The warrant is exercisable for a two year period and the holders thereof require one warrant to purchase one share at a price of $4.00 per share until September 18, 1997, and $4.80 per share until September 18, 1998. In November, 1997, 2,750 warrants were exercised with net proceeds to the Company of $11,000. By April 24, 1998, 7,104 warrants were exercised for proceeds to the Company of $34,099.

Effective July 3, 1996 the Company issued 166,195 units for $4.00 per unit, with net proceeds to the Company of $664,780. Each unit consisted of one Common Share and one non-transferable share purchase warrant. The warrant is exercisable for a two year period and the holders thereof require one warrant to purchase one share at a price of $4.00 per share until April 15, 1997, and $4.80 per share until April 15, 1998. In April, 1997, 2,500 warrants were exercised at $4.00 with net proceeds to the Company of $10,000. By April 15, 1997, 140,222 warrants were exercised at $4.80 with net proceeds to the Company of $673,066.

On July 24, 1995, the Company completed the private placement of $1,024,600 Series "C" convertible debentures. The debenture carries an interest rate of ten percent (10%) per annum paid quarterly for a term of five years. During the first three years, the debenture was convertible into units at a price of $6.40 per unit if converted during the first year, $8.00 if converted during the second year and $12.00 if converted during the third year. Each unit consists of one Common Share and one two year non-transferable share purchase warrant. If the holders had converted the shares on or before July 24, 1996, conversion would require one warrant to purchase one share at a price of $6.40 per share during the first year from conversion, and $8.00 per share during the second year from conversion. If the holders convert the shares after July 24, 1996, and on or before July 24, 1997, conversion requires one warrant to purchase one share at a price of $8.00 during the first year from conversion, and $12.00 during the second year from conversion. If the holders convert the shares after July 24, 1997 and on or before July 24, 1998, conversion requires one warrant to purchase one share at a price of $12.00 during the first year from conversion, and $16.00 during the second year. As at February 28, 1998, $888,000 in principal amount of these debentures had been converted into 138,750 units. On March 9, 1998, the exercise price for the 138,744 outstanding warrants was reduced from $6.40 per share to $4.40 per share. By April 24, 1998, 137,714 of the warrants were exercised for proceeds to the Company of $605,942, and 1,063 warrants had expired. By June 9, 1998, the remaining $136,600 of debentures had been converted into 11,383 units.

Fiscal Year Ended July 31, 1997 and Fiscal Year Ended July 31, 1996

The Company's cash position at July 31, 1997 was $69,761, as compared to $102,755 at July 31, 1996. This decrease was due to the net of the Company's operating, financing, and investing activities described below.

For the year ended July 31, 1997, the Company had $3,796,458 provided from financing activities, as compared to $3,294,785 provided from financing activities for fiscal 1997. This increase reflects a greater amount of financing raised through the issuance of convertible debentures and share capital.

The Company used $1,701,877 for investing activities during fiscal 1997 as compared with $288,812 for fiscal 1996. The acquisition of intellectual property, manufacturing and testing equipment and contractual rights relating to tire monitoring assets acquired from Epic Technologies Inc. accounted for $1,215,000 of the 1997 total. Of the purchase price, $1,012,500 was allocated to other assets and $202,500 was allocated to capital assets.

Investment activities in fiscal 1997 included $157,756 for the development of a new design of application specific integrated circuit (ASIC) for the Company's products and included other assets on the balance sheet, compared to $206,526 of similar expenditures in fiscal 1996.

Investment in capital assets increased to $329,121 for fiscal year 1997 compared to $82,186 in fiscal 1996. The increase in fiscal 1997 was primarily attributable to purchases of shop equipment for the production of new product lines and for leasehold improvements to new premises which the Company began occupying during fiscal 1997.

$2,127,575 was used in operating activities of the Company during fiscal 1997 as compared with $3,135,484 for fiscal 1996. This reduction is attributed to an increase in the loss for the year of $1,185,482; an increase in depreciation and amortization of $412,692; offset by changes in non-cash working capital of $1,118,227. The majority of the change in non-cash working capital was provided by an increase in the balance of suppliers payables and accruals at July 31, 1997 compared to July 31, 1996.

Nine Months Ended April 30, 1998

The Company's cash position at April 30, 1998 was $5,231,432, as compared to $66,761 at July 31, 1997. This increase was due to the net of the Company's operating, financing, and investing activities described herein.

The Company used $7,301,778 for operating activities during the nine months ended April 30, 1998 as compared with $1,937,325 for the nine months ended April 30, 1997. This difference was attributed to an increase in the loss for the period; an increase in depreciation and amortization; and a $2,348,933 increase in non-cash operating working capital, including a $1,264,292 decrease in payables and accruals, a $102,408 increase in receivables, a $727,000 increase in supplier prepayments, a $249,440 increase in inventory and a $5,793 increase in prepaids.

For the nine months ended April 30, 1998, the Company had $12,644,988 provided from financing activities. Sources of financing included the issuance of $2,162,652 of convertible debentures and the issuance of share capital of $20,846,191 (net of issuance costs of $855,500).

Financing activities included the use of $977,861 for repayment of convertible debentures and term debt during the nine months ended April 30, 1998 and a $5,148,000 increase in subscription receivable. $4,237,994 of convertible debenture debt was converted to share capital in the same period. $268,506 of long term debt, namely balances of Class "C" and Class "D" convertible debentures, remained at April 30, 1998, all of which were classified as current liabilities in the interim financial statements based on redemption notices sent by the Company to holders of the debt on May 11, 1998. As at June 9, 1998, all of the holders of the Class C and D debentures had elected to convert into 42,153 Common Shares and 42,153 Common Share purchase warrants.

Investing Activities consisted of $181,539 used in investing activities during the nine months ended April 30, 1998 for the purchase of capital assets and other assets.


Year 2000 Issue

The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The Company does not anticipate that the cost of any needed modifications will have a material effect on results of operations.

ITEM 3.     DESCRIPTION OF PROPERTY

The Company leases a 9,768 square foot facility at #150-13151 Vanier Place, Richmond, British Columbia, V6V 2J1 for a five year term ending January 14, 2002 at a rental of $13,350 per month. This plant consists of an office and administration area, an engineering department and a prototype production facility.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.

As of June 30, 1998, the Company had a total of 9,393,849 shares of Common Stock (no par value) issued and outstanding. The Company also has 20,000 shares of preferred stock ($1,000 per share par value) authorized, none of which are outstanding. The Company effected a reverse split of 1 to 8 effective December 24, 1997.

The following table lists as of June 30, 1998 the number of shares of Common Stock beneficially owned, and the percentage of the Company's Common Stock so owned, by (a) each beneficial owner of more than five percent (5%) of the outstanding Common Shares of the Company, (b) each director and (c) all directors and executive officers as a group.


                              Amount and
                              Nature of                    Percent of
Name of Beneficial Owner      Beneficial Ownership           Class(7)
                              --------------------           --------
Robert Rudman                      226,577(1)                2.37%
Kenneth Morgan                           -0-                  -0-%
John Bolegoh                        74,344(2)                0.79%
Joseph Merback                     191,865(3)                2.01%
Lawrence Becerra                   100,750(4)                1.07%
TRW Inc.                         1,800,000(5)               17.48%
Union Bank of Switzerland        2,340,000(6)               22.15%
Total Directors/Executive
Officers (8 persons)               675,007                   6.83%


(1) 17,453 of these shares are "Principal Escrow Shares," the resale of which is regulated by the Vancouver Stock Exchange and the British Columbia Securities Commission. 175,000 of these shares represent currently exercisable stock options and 1,250 of these shares represent currently exercisable share purchase warrants.

(2) 17,452 of these shares are "Principal Escrow Shares", the resale of which is regulated by the Vancouver Stock Exchange and the British Columbia Securities Commission. 12,500 of these shares represent currently exercisable stock options and 18,068 of these shares represent currently exercisable share purchase warrants.

(3) 17,453 of these shares are "Principal Escrow Shares", the resale of which is regulated by the Vancouver Stock Exchange and the British Columbia Securities Commission. 156,250 of these shares represent currently exercisable stock options and 8,125 of these shares represent currently exercisable share purchase warrants.

(4) 25,000 of these shares represent currently exercisable stock options and 37,500 of these shares represent currently exercisable share purchase warrants.

(5) 900,000 of these shares represent currently exercisable share purchase warrants.

(6) 1,170,000 of these shares represent currently exercisable share purchase warrants.

(7) Based on 9,393,849 shares outstanding as of June 30, 1998 and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

Changes in Control

The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following tables and text sets forth the names and ages of all directors and executive officers of the Company as of April 24, 1998. The Board of Directors of the Company is comprised of only one class. All of the directors serve until the next Annual General Meeting of Shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Subject to any applicable employment agreement, executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of shareholders. There are no family relationships among directors and executive officers. Also provided is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws:

Directors


                                          Date First Elected
Name                          Age         or Appointed
--------------------          ---         ------------------
John I. Bolegoh(1)            53          Dec. 02, 1993
Joseph Merback (1)            61          Nov. 17, 1995
Robert Rudman                 50          Sep. 22, 1993
Kenneth Morgan                36          Jan. 17, 1997
Lawrence Becerra(1)           45          March 30, 1998


(1)  Member of Audit Committee.

Executive Officers


Name                     Position                          Date of Board Approval
-----                    --------                          ----------------------
Robert Rudman            President (1)                      March 1993
Joseph Merback           President, SmarTire USA, Inc.      April 1998
Kenneth Morgan           Chief Financial Officer            May 1996
John Bolegoh             VP Operations                      January 1991
Shawn Lammers            VP Engineering                     January 1997
Gary Schlachter          Exec. VP Sales and Marketing       April 1997
Ian Bateman              Managing Director, SmarTire        March 1998
                           Europe Inc.


(1) Chief Financial Officer from March 1993 to January 1996.

The backgrounds and experience of SmarTire's executive officers and directors are as follows:

Robert Rudman:

Mr. Rudman is a Chartered Accountant with 15 years of experience assisting public companies, especially on the Vancouver Stock Exchange. Mr. Rudman joined the Company in March 1993 as the Chief Financial Officer after serving as an independent financial consultant for several months. He became the President of UniComm Signal on January 19, 1996.

Prior to joining SmarTire, Mr. Rudman was manager of a California based sales contract financing firm. Previously, he was a partner in a consulting firm providing professional assistance to publicly traded companies. Mr. Rudman became a Chartered Accountant in 1974 and worked with Laventhol & Horwath and Price Waterhouse & Co. in Winnipeg, Manitoba.

In addition to his Chartered Accountancy degree, Mr. Rudman holds a Bachelor of Arts degree and graduate business diploma from Lakehead University in Thunder Bay, Ontario.

John Bolegoh:

Mr. Bolegoh has an extensive background in tire product engineering, including twenty years with Michelin Technical Services Canada Limited in positions of increasing responsibility. Mr. Bolegoh joined SmarTire in 1991. His responsibilities include defining necessary product capabilities and designs for entering various markets; establishing contacts to promote awareness of the Company's technologies; locating and exploring business possibilities with potential distributors; and providing customer relations, problem solving, training and sales assistance. Mr. Bolegoh has been responsible for the development and marketing of the Industrial Equipment TMS and has successfully established this product as a standard in the mining industry. He is currently playing a key role in coordinating the joint efforts of the Company and Michelin Tire as both organizations prepare for the formal market launch of the new Passenger Car TMS.

Mr. Bolegoh specialized in mechanical technology at the Hamilton Institute of Technology in Hamilton, Ontario.

Kenneth Morgan:

Mr. Morgan joined the Company in May 1996 as the Chief Financial Officer. Reporting directly to the President, Mr. Morgan is responsible for the finance, treasury, accounting, legal, MIS and administration functions.

In addition to his Canadian Chartered Accountancy designation, Mr. Morgan holds an American CPA designation. Mr. Morgan has extensive financial reporting experience gained as a manager with an international accounting firm (1990 to 1995) and as a consultant to a large publicly listed aerospace company (1995 to
1996).

Joseph Merback:

On April 24, 1998, the Board of Directors approved the appointment of Mr. Merback as President of SmarTire USA, Inc., the Company's marketing subsidiary, effective February 1, 1998. From January 1, 1997 to February 1, 1998, Mr. Merback was an advisor to the Company. Mr. Merback is currently President of Merback Capital Advisors in Los Angeles, California, which provides a wide range of financial advisory services to both personal and corporate clients. The company is active in providing private placements to public companies in high-tech, oil exploration and biotech fields.

From 1959 to 1988, Mr. Merback was with Wilder Industries of Philadelphia, Pennsylvania, the largest surplus recycled paperboard converter in the U.S. He became the company's chairman and CEO in 1972. During his tenure with Wilder Industries, he was responsible for taking the company's sales from $800,000 to $55 million. In 1988, he sold the company to Case Paper Co.

In 1972, he also founded Specialty Industries, a venture capital start-up specializing in packaging for the electronics industry. When he left in 1988, sales of the company were $35 million. Mr. Merback still retains equity interests in six manufacturing plants.

Mr. Merback graduated from Temple University in marketing and finance, and has attended the Wharton School of Finance.

Lawrence Becerra

Mr. Becerra has an extensive background in international finance. Since 1996, he has been the principal and founder of West Sussex Trading, Inc. and Heriot Funds Management which trades predominantly financial futures and foreign exchange. Between 1992 and 1996 Mr. Becerra was the Senior Proprietary Trader promoted from the position of Manager of European Money Market Trading for Goldman Sacks International in London, England. Between 1987 and 1992 Mr. Becerra was the Managing Director for Czarnikow Financial Futures. Between 1984 and 1987, he held the position of Senior Trader with TransMarket Group, Inc. Between 1976 and 1984, Mr. Becerra worked for Continental Bank in London and ended his tenure as the Executive Director representing all trading activities for the company. He attended Middlebury College in Middlebury, Vermont between 1970 and 1974 and Hackney School in Terrytown, New York between 1968 and 1970.

Gary Schlachter:

Mr. Schlachter joined the Company on April 21, 1997 as the Executive Vice President, Sales and Marketing for SmarTire USA. Mr. Schlachter is responsible for developing and directing the strategic launch of the Company's Passenger Car and Commercial Vehicle TMS product lines. He has over fifteen years management and marketing experience in the tire industry.

Prior to joining SmarTire, Mr. Schlachter was Business Development Manager, responsible for retail development programs, for Continental General Tire. Previously, he served in several management posts at Michelin North America including Business Development Manager, Eastern United States, Manager Special Accounts Training Program, and Manager, Product Training and Dealer Program. Mr. Schlachter is a graduate of Central Michigan University.

Shawn Lammers:

Mr. Lammers is a professional engineer, with a Bachelor of Applied Science degree from the University of British Columbia, specializing in computer engineering. He has developed software for MS-DOS, Windows, UNIX Workstations and Amiga platforms. Mr. Lammers has been with the Company since its inception and is responsible for the development of the patented remote sensing technology utilized in SmarTire's products. He has been the chief engineer in respect to the design, development and production of the Company's Passenger Car TMS, the Commercial Vehicle TMS and the Industrial Equipment TMS.

Ian Bateman:

Mr. Bateman is the Managing Director for SmarTire (Europe) Limited. He is a U.K. resident and has extensive sales, marketing and senior managerial experience in a variety of facets of European automotive industries. From 1966 to 1973 he was a manager with Mid Bucks Automotive Limited overseeing the first "real time" computer system ever used in the motor factoring field. During 1973 to 1979 Mr. Bateman was a manager with Renault U.K. Limited, and was instrumental in the formation of a direct sales company in the U.K. with a sales budget of pound sterling 100 million per year. Between 1979 and 1991 he ran his own marketing company which expanded to supply every European car manufacturer/importer, with the exception of just three, with an overall turnover of pound sterling 10 million per year. From 1991 and prior to joining SmarTire (Europe) Limited, Mr. Bateman carried out independent consulting services, most importantly with Otter Controls Limited, which was implementing a marketing program for a tire-monitoring system.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer.

There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Pursuant to the terms of the Subscription Agreement between the Company and TRW dated April 20, 1998, the Company agreed that TRW will be entitled to appoint at least one of the Company's directors upon closing of the subscription and subsequent to TRW's exercise of its warrants and provided that TRW holds at least 1,800,000 shares of the Company's Common Stock, TRW will be entitled to appoint at least two of the Company's directors.

ITEM 6.     EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as directors although such directors have received from time to time and are expected to receive in the future options to purchase Common Stock as awarded by the Board of Directors or (as to future options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Effective February 1, 1998, the Board of Directors of the Company approved a new management agreement with Robert Rudman, regarding his position as President of the Company. The management agreement calls for payment of a base salary of US$150,000 per annum and a bonus payable in shares of the Company's Common Stock based on achieving certain gross revenue levels. The term of the agreement is for five years.

Effective February 1, 1998, the Board of Directors of the Company approved a new management agreement with Joseph Merback, regarding his position as President of SmarTire USA, Inc., the Company's marketing subsidiary. The management agreement calls for payment of a base salary of US$120,000 per annum and a bonus payable in shares of the Company's Common Stock based on achieving certain gross revenue levels. The term of the agreement is for five years.

Effective January 1, 1997, the Company had an advisory agreement with William Cronin. Mr. Cronin voluntarily terminated his contract effective December 31, 1997.

The agreements with Messrs. Rudman and Merback require the Company to pay a termination allowance in the event of the termination by the Company of such individual. The termination allowance is twice the annual salary and bonuses.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in fiscal 1997 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for Directors or Executive Officers.

Other than the management agreements and advisory agreements discussed herein, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers, except that stock options have been and may be granted at the discretion of the Board or a committee thereof.

The following table sets forth the cash and other compensation during the fiscal years ended July 31, 1997, 1996 and 1995 to the Company's chief executive officer. No other executive officer received annual salary and bonus in excess of US$100,000.

                           SUMMARY COMPENSATION TABLE


                                                                                                                     Long Term
                                                                                                                   Compensation
                                                                                                                      Awards
Name and                                                                                                            Securities
Principal                                                                                Other Annual               Underlying
Position                         Year            Salary               Bonus              Compensation              Options/SARs
---------                        ----            ------               -----              ------------              ------------
Robert Rudman                    1997           $101,785                   --               --(1) --                   62,500
(1)                              1996           $ 92,300              $45,650               --(1) --                        -
                                 1995           $ --                       --               --(1) --                   31,250


---------------

(1) Perquisites and other personal benefits did not in the aggregate reach the lesser of $50,000 or 10 percent of the total of annual salary and bonus reported in this table for Mr. Rudman.

OPTION GRANTS DURING 1997

The following table sets forth information on grants of stock options pursuant to the Option Plan during the fiscal year ended July 31, 1997 to the officer identified in the Summary Compensation Table:

                               OPTION GRANTS TABLE
                        OPTION GRANTS IN FISCAL YEAR 1997


                                                             % of Total
                                                               Options
                                                             Granted to                 Exercise
                                    Options                   Employees                   Price                   Expiration
          Name                      Granted                    in 1997                   ($/sh)                      Date
          ----                      -------                    -------                   ------                      ----
Robert Rudman                       62,500                     35.4%                      $2.96                 September 18,
                                                                                                                     1998




OPTION EXERCISES IN 1997 AND YEAR-END OPTION VALUES

The following table sets forth information concerning stock options which were exercised during, or held at the end of, fiscal 1997 by the officers named in the Summary Compensation Table:

OPTION EXERCISES AND YEAR-END VALUE TABLE(1)


                                                         Number of Securities
                                                              Underlying                         Value of Unexercised
                                                          Unexercised Options                    In-the Money Options
                   Shares                                 at Fiscal Year End                      at Fiscal Year End
                  Acquired                         -------------------------------          ------------------------------
                     On             Value           Exer-                  Unexer-          Exercis-            Unexercis-
        Name      Exercise        Realized         cisable                 cisable            able                 able
        ----      --------        --------         -------                 -------          --------            ----------
Robert                0               0             62,500                    0                 0                    0
Rudman (1)


(1) There were no option exercises during fiscal 1997.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Richard Groome

Richard Groome, a past Director of the Company, is the President of Groome Capital Advisory, Inc. Groome Capital Advisory, Inc. acted as the agent in a convertible debenture offering which was consummated on November 6, 1996. Fees paid to Groome Capital Advisory, Inc. in connection with the offering totaled $89,900. The Company also issued 375,000 agent's Warrants to Groome Capital Advisory Inc. in connection with the offering.

Groome Capital Advisory Inc. provided advisory services to the Company pertaining to capital raising from May of 1996 to February 1997 for a fee of $2,500 per month.

Robert Rudman

As discussed above, the Company entered into a new management agreement with Robert Rudman effective February 1, 1998.

Joseph Merback

As discussed above, the Company entered into a new management agreement with Joseph Merback effective February 1, 1998.

During the year ended July 31, 1997, the Company issued 18,750 shares of Common Stock (1996 - 147,260) for cash in the amount of $67,300 (1996 - $954,224) to senior officers, directors and/or their immediate families and companies controlled by such persons.

Other than as disclosed above, there have been no transactions since August 1, 1994, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding Common Stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.     DESCRIPTION OF SECURITIES

The authorized capital of the Company includes: 200,000,000 shares of Common Stock without par value of which 9,393,849 were issued and outstanding at June 30, 1998; and 20,000 shares of preferred stock with a par value of $1,000 per share of which none are designated, issued or outstanding. The Company effected a reverse split to 1 to 8 effective December 24, 1997.

All of the authorized shares of Common Stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of Common Stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia. Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority of more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.        Giving financial assistance under certain circumstances:

c.        Certain conflicts of interest by Directors;

d.        Disposing of all or substantially all of the Company's assets;

e.        Removing a Director before the expiration of his term of office;

f.        Certain alterations of share capital;

g.        Changing the Company name;

h.        Altering any restrictions of the Company's business; and,

i.        Certain reorganizations of the Company.

PART II

ITEM 1.      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                               OTHER SHAREHOLDER MATTERS

The Company's Common Shares trade on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, having the trading symbol "SES" and CUSIP# 831913-10-8.

The following table lists the volume of trading and high, low and closing sales prices on the Vancouver Stock Exchange for the Company's Common Shares since August 1, 1995. The closing price on June 30, 1998 was $13.00.

Vancouver Stock Exchange Stock Trading Activity


Quarter Ended           Volume       High        Low        Closing
--------------          ------       ----        ----       -------
10/31/95                300,060      6.56        4.40        5.60
01/31/96                214,600      5.92        4.24        5.04
04/30/96                344,055      4.96        3.68        4.24
07/31/96                377,204      6.88        4.40        4.80

10/31/96                230,720      5.12        3.52        3.92
01/31/97                303,737      4.72        2.88        3.04
04/30/97                204,246      4.32        2.40        3.92
07/31/97                211,314      4.08        2.40        2.72

10/31/97                512,763     $5.04       $2.40       $4.32

1/31/98                 484,784     $5.00       $2.35       $4.75
4/30/98                 924,749     $9.60       $4.20       $9.50


Price Fluctuations, Share Price Volatility

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many industrial companies, particularly those considered speculative companies, have experienced wide fluctuations in price which have not necessarily been related to operating performance, underlying asset values, or prospects of such companies. The Company's share price on the Vancouver Stock Exchange fluctuated from a low of $3.68 to a high of $6.88 during 1996; and during fiscal 1997 a low of $2.40 and a high of $5.12. There can be no assurance that continuing fluctuations in the Company's share price and volume will not occur.

The Company's Common Shares trade in the United States on the OTC Bulletin Board with the symbol "SMTR".

The table set forth below lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's Common Shares since May 1995. The closing price on June 30, 1998 was US$8.75.

OTC BULLETIN BOARD
STOCK TRADING ACTIVITY


       Period              Volume         High            Low          Closing
-------------------        -------       -------        -------        -------
8/1/95 -  10/31/95       112,746       US$5.52        US$3.44        US$4.24
11/1/95 -  1/31/96        64,077       US$4.80        US$3.04        US$4.00

       Period              Volume         High            Low          Closing
-------------------        -------       -------        -------        -------
 2/1/96 -  4/30/96       112,587       US$5.52        US$2.56        US$3.36
 5/1/96 -  7/31/96       109,063       US$5.36        US$2.72        US$3.52

 8/1/96 - 10/31/96        92,868       US$6.00        US$2.40        US$2.64
11/1/96 -  1/31/97       104,502       US$3.76        US$2.00        US$2.32
 2/1/97 -  4/30/97        88,007       US$3.20        US$1.60        US$2.56
 5/1/97 -  7/31/97        93,635       US$3.36        US$1.44        US$2.24

 8/1/97 - 10/31/97       513,862       US$4.40        US$1.50        US$4.36
11/1/97 -  1/31/98       810,055       US$4.25        US$1.63        US$3.28
 2/1/98 -  4/30/98     5,455,963       US$8.44        US$2.88        US$6.56


The Company's Common Shares are issued in registered form. Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada) is the registrar and transfer agent for the Common Shares.

On July 9, 1998, the shareholders' list for the Company's Common Shares showed 426 registered shareholders and 9,393,849 shares outstanding.

The Company has researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimates that there were approximately 2,800 shareholders at the above date.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The intention of the Company is to retain future earnings for use in its operations and the expansion of its business.


ITEM 2.     LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

            In August 1994, the Company sold 25,000 Units (consisting of one Common Share and one warrant) for aggregate proceeds of $100,000. No commissions were paid. The financing was pursuant to Regulation S, and all of the investors were located outside the United States.

            In October 1994, the Company sold 57,188 Units with aggregate proceeds of $228,750, each Unit consisting of one Common Share and one warrant. No commissions were paid. $187,500 of the financing was made to non-US investors pursuant to Regulation S and $41,250 of the financing was made to one US investor pursuant to Section 4(2) of the Act.

            In October 1994, the Company sold 41,250 Units (consisting of one Common Share and one warrant) with gross proceeds of $165,000, with no commissions paid. $155,000 of the financing was made to non-US investors pursuant to Regulation S and $10,000 of the financing was made to 2 US investors pursuant to Section 4(2) of the Act.

            In November 1994, 88,929 Units (consisting of one Common Share and one warrant) with gross proceeds of $249,000 was completed. No commissions were paid. $24,000 of the financing was made to non-US investors pursuant to Regulation S and $225,000 of the financing was made to three US investors pursuant to Section 4(2) of the Act.

            In December 1994, the Company completed the sale of Series B Convertible Debentures (convertible into units of one Common Share and one warrant) in the aggregate principal amount $703,999. No commissions were paid. $138,415 of the financing was made to non US investors pursuant to Regulation S and $567,584 of the financing was made to 33 US investors pursuant to Section 4(2) of the Act.

            In May 1995, the Company sold 76,220 Units for gross proceeds of $250,000, each Unit consisting of one Common Share and one warrant. No commissions were paid. $190,000 of the financing was made to non-US investors and $60,000 of the financing was made to 3 US investors pursuant to Section 4(2) of the Act.

            In July 1995, the Company sold Series C Convertible Debentures in the aggregate principal amount of $1,024,600, (each Debenture convertible into units of one Common Share and one warrant). No commissions were paid. $5,000 of the financing was sold to non-US investors pursuant to Regulation S and $1,019,600 was sold to 40 US investors pursuant to Section 4(2) of the Act.

            In July 1996, the Company sold 166,195 Units for gross proceeds of $654,780, each Unit consisting of one Common Share and one warrant. No commissions were paid. $275,000 of the financing was made to non-US investors pursuant to Regulation S and $779,560 of the financing was made to 13 US investors pursuant to Section 4(2) of the Act.

            In November 1996, the Company sold an aggregate of $1,134,000 in principal amount of Series D Convertible Debentures (each Debenture convertible into units of one Common Share and one warrant). $89,900 of commissions were paid. $699,000 of the offering was made to non-US investors pursuant to Regulation S and $235,000 of the offering was made to 3 US investors pursuant to
Section 4(2) of the Act. The Company issued 46,875 warrants to the placement agent.

            In November 1996, the Company sold 114,450 Units (one Common Share and one warrant) with gross proceeds of $457,800. No commissions were paid. $418,750 of the financing was made to non-US investors pursuant to Regulation S and $678,100 was made to 12 US investors pursuant to Section 4(2) of the Act.

            In March 1997, the Company sold an aggregate principal amount of $1,722,000 of Series F Convertible Debentures (convertible into units of one Common Share and one warrant). $108,000 of commissions were paid. $108,000 of the financing was made to non US investors pursuant to Regulation S and $1,614,000 of the financing was made to 8 US investors pursuant to Section 4(2) of the Securities Act.

            In September 1997, the Company sold an aggregate of $360,000 in principal amount of Series G Convertible Debentures (convertible into units of one Common Share and one warrant). $600 of commissions were paid. $69,000 of the financing was made to non-US investors pursuant to Regulation S and $311,000 was made to 11 US investors pursuant to Section 4(2) of the Act.

            In October 1997, the Company sold an aggregate principal amount of $622,222 of Convertible Debentures (convertible into shares of Common Stock). All of the offering was made to non-US investors pursuant to Regulation S. Commissions of US $56,000 were paid.

            In January 1998, the Company sold $550,000 in an aggregate principal amount of Convertible Debentures (convertible into shares of Common Stock). Commissions of US$55,000 were paid. All of the offering was made to non US persons pursuant to Regulation S.

            In March 1998, the Company sold 2,175,000 Units (one Common Share and one warrant) for gross proceeds of $8,700,000. $855,500 of commissions were paid. $7,318,000 of financing was made to non US investors pursuant to

Regulation S and $1,382,000 was made to seven US investors pursuant to Section 4(2) of the Act.

            In April 1998, the Company agreed to sell to TRW 900,000 Units (one Common Share and one warrant) for gross proceeds of US$3,600,000 pursuant to
Section 4(2) of the Act. No commissions were paid.

            All of the U.S. investors in the above financings were accredited investors as defined under Rule 501.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of Directors and Officers

The Company's Articles provide, among other things, that, subject to the Company Act (British Columbia), the Company will indemnify each and every director, secretary or assistant secretary and each and every former director, secretary or assistant secretary of the Company against all reasonable losses, costs, charges and expenses properly incurred, including any amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding by reason of his having been a director or secretary or assistant secretary of the Company, if: (a) he acted honestly and in good faith, with a view to the best interests of the Company; and (b) he had reasonable grounds for believing his conduct was lawful.

The Company's Articles further provide that the Company may, if permitted by law, indemnify any person who serves or has served as a director, officer, employee or agent of the Company, or of any corporation of which the Company is a shareholder. Further, the Company is authorized by its Articles to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or of any corporation of which the Company is a shareholder, against any liability which may be incurred by him in that capacity.

Under section 128 of the Company Act (British Columbia), any indemnity provided by the Company to the following persons is subject to court approval:

      (a)          a director or former director of the Company;

      (b) a director or former director of any corporation of which the Company is or was a shareholder;

      (c) the heirs and personal representatives of any person mentioned in paragraph (a) or (b);

      (d) an officer or former officer of the Company or of a corporation of which the Company is or was a shareholder.

The Company may indemnify such person against all reasonable costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party because of being or having been a director or officer, including an action brought by the Company or corporation. Indemnification is only possible under section 128 of the Company Act (British Columbia) if: (a) the person acting honestly and in good faith with a view to the best interests of the corporation of which the person is or was a director or officer; and (b) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the person's conduct was lawful.

PART F/S

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP.

The consolidated financial statements are attached hereto and found immediately following the text of this Registration Statement. The Auditor's Report of KPMG, Chartered Accountants, for the audited consolidated financial statements is included herein immediately preceding the audited consolidated financial statements.

A.        Audited Consolidated Financial Statements and Financial Statement
          Schedules:

          Auditor's Report, dated August 29, 1997.

          Consolidated Balance Sheet at July 31, 1997 and July 31, 1996.

          Consolidated Statements of Loss and Deficit for the Years Ended July 31, 1997 and July 31, 1996.

          Consolidated Statement of Changes in Financial Position for the Years Ended July 31, 1997 and July 31, 1996.

          Notes to Consolidated Financial Statements.

Unaudited Interim Consolidated Financial Statements and Financial Statement
Schedules:

          Consolidated Balance Sheets (Unaudited) at April 30, 1998 and July 31, 1997.

          Consolidated Statements of Loss and Deficit (Unaudited) for Nine Months Ended April 30, 1998 and April 30, 1997.

          Consolidated Statements of Changes in Financial Position (Unaudited) for Six Months Ended April 30, 1998 and April 30, 1997.

          Notes to Consolidated Financial Statements (Unaudited).

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SMARTIRE SYSTEMS INC.
                                  (Registrant)


Date:  July 17, 1998            By: /s/ Robert Rudman
                                  ----------------------------------------------
                                      Robert Rudman
                                      President

Date:  July 17, 1998            By: /s/ Kenneth Morgan
                                  ----------------------------------------------
                                      Kenneth Morgan
                                      Chief Financial Officer

UNICOMM SIGNAL INC.

Consolidated Financial Statements

Years ended July 31, 1997 and 1996




INDEX

                                                                      Page
                                                                      ----
AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS

Consolidated Balance Sheets                                             2

Consolidated Statements of Loss and Deficit                             3

Consolidated Statements of Changes in Financial Position                4

Notes to Consolidated Financial Statements                              5

                               [KPMG LETTERHEAD]



AUDITORS' REPORT TO THE DIRECTORS


We have audited the consolidated balance sheets of UniComm Signal Inc. as at July 31, 1997 and 1996 and the consolidated statements of loss and deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.


KPMG


Chartered Accountants

Richmond, Canada
August 29, 1997
except note 7(c) which is as of December 24, 1997

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the board of directors dated August 29, 1997, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


KPMG


Chartered Accountants

Richmond, Canada
August 29, 1997

UNICOMM SIGNAL INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

July 31, 1997 and 1996

===============================================================================================
                                                                    1997                   1996
-----------------------------------------------------------------------------------------------
Assets

Current assets
     Cash                                                   $     69,761           $    102,755
     Receivables                                                 109,241                237,222
     Inventory (note 3)                                          699,619                404,219
     Prepaids                                                     46,582                 18,581
-----------------------------------------------------------------------------------------------
                                                                 925,203                762,777
Capital assets (note 4)                                          556,332                135,206
Other assets (note 5)                                          1,168,042                398,626
-----------------------------------------------------------------------------------------------
                                                            $  2,649,577           $  1,296,609
===============================================================================================


Liabilities and Shareholders' Equity
(Deficiency of Assets over Liabilities)

Current liabilities
     Payables and accruals                                  $  2,027,903           $    348,020
     Current portion of long-term debt (note 6)                  207,861                193,461
-----------------------------------------------------------------------------------------------
                                                               2,235,764                541,481
Long term debt (note 6)                                        2,473,362                169,000

Shareholders' equity (deficiency of assets
   over liabilities)
     Share capital (note 7)                                   11,707,260             11,069,966
     Equity component of convertible debt (note 8)               840,402                  --
     Deficit                                                 (14,607,211)           (10,483,838)
-----------------------------------------------------------------------------------------------
                                                              (2,059,549)               586,128

Future operations (note 1)
Commitments and contingencies (note 11)
Subsequent events (note 13)
-----------------------------------------------------------------------------------------------
                                                            $  2,649,577           $  1,296,609
===============================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board


                             Director                          Director
----------------------------           ------------------------

UNICOMM SIGNAL INC.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

Years ended July 31

===============================================================================
                                                    1997                   1996
-------------------------------------------------------------------------------
Revenue                                     $    921,546           $    199,041

Cost of goods sold                               658,943                113,055
-------------------------------------------------------------------------------
                                                 262,603                 85,986
Expenses
     Marketing                                   451,307                360,574
     General and administrative                2,229,629              1,843,124
     Research and development                  1,193,705                721,536
     Depreciation and amortization               511,335                 98,643
-------------------------------------------------------------------------------

                                               4,385,976              3,023,877
-------------------------------------------------------------------------------

Net loss                                      (4,123,373)            (2,937,891)

Deficit, beginning of year                   (10,483,838)            (7,545,947)
-------------------------------------------------------------------------------

Deficit, end of year                        $(14,607,211)          $(10,483,838)
===============================================================================


Loss per share                              $      (1.17)          $      (1.11)
===============================================================================


See accompanying notes to consolidated financial statements.

UNICOMM SIGNAL INC.
Consolidated Statements of Changes in Financial Position
(Expressed in Canadian Dollars)

Years ended July 31

===============================================================================================
                                                                     1997                  1996
-----------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operations
     Net loss                                                 $(4,123,373)          $(2,937,891)
     Depreciation and amortization                                511,335                98,643
     Changes in non-cash working capital                        1,484,463              (296,236)
-----------------------------------------------------------------------------------------------
                                                               (2,127,575)           (3,135,484)

Financing
     Repayment of long-term debt                                    --                  (15,000)
     Convertible debentures                                     3,177,164             1,024,600
     Share capital issued                                         637,294             3,844,534
     Conversion of debentures to share capital                    (18,000)           (1,559,349)
-----------------------------------------------------------------------------------------------
                                                                3,796,458             3,294,785

Investing
     Capital assets                                              (329,121)              (82,186)
     Other assets                                                (157,756)             (206,626)
     Acquisition of tire monitoring assets (note 12)           (1,215,000)                 --
-----------------------------------------------------------------------------------------------
                                                               (1,701,877)             (288,812)
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash                                       (32,994)              129,511

Cash, beginning of year                                           102,755               232,266
-----------------------------------------------------------------------------------------------
Cash, end of year                                             $    69,761           $   102,755
===============================================================================================


See accompanying notes to consolidated financial statements.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------

1.   FUTURE OPERATIONS

     UniComm Signal Inc. is a Canadian company. The Company and its subsidiaries develop and market products incorporating wireless data transmission and processing technologies, primarily for the commercial vehicle and automotive markets. The Company's primary product is a wireless tire monitoring system which it currently markets for use on commercial and passenger vehicles, off-road heavy equipment and other pneumatic tire applications.

     These financial statements are prepared on a going-concern basis which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The application of the going-concern concept is dependent upon the Company's ability to obtain adequate sources of financing from its lenders, shareholders and other investors as required, and the successful development and marketing of the Company's products to generate future profitable operations. Operations from current and prior periods did not generate positive cash flow from operations. The Company plans to finance future operations substantially through further equity or debt financings, similar to prior periods (see subsequent events note 13).

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of presentation

     These financial statements include the accounts of the Company and its wholly-owned subsidiaries, SmarTire USA Inc. and Delta Transportation Products Ltd.

     The audited consolidated financial statements have been prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada and generally conform with those established in the United States, except as explained in note 14.

     (b)  Cash

     Cash includes cash on account, demand deposits and short-term investments with maturities of less than three months.

     (c)  Inventory

     Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and includes invoice cost, duties and freight, plus direct labor applied to the product and the applicable share of manufacturing overhead.

     (d)  Capital assets

     Capital assets are recorded at cost. Depreciation is provided for on the declining balance basis at 30% per annum. Leasehold improvements are depreciated over the term of the lease plus one renewal option period.

     (e)  Deferred and patent costs

     Research costs are expensed as incurred. Development costs and patent costs, which are included in other assets, that are expected to provide future benefits with reasonable certainty are deferred and amortized over the useful life of the products to a maximum of three years. Other development costs that do not meet these criteria are expensed as incurred.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (f) Revenue recognition

     Revenue from sales is recognized when goods are shipped to customers.

     (g) Loss per share

     Basic loss per share computations are based on the weighted average number of shares outstanding during the year. The stock options and warrants outstanding (note 7(e)) are antidilutive, accordingly, fully diluted loss per share does not differ from basic loss per share for the years presented herein.

     (h) Foreign exchange

     Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     (i) Advertising expenses

     Advertising costs are expensed as incurred.

3.   INVENTORY

     ======================================================================
                                                   1997                1996
     ----------------------------------------------------------------------
     Raw materials and parts                   $269,367            $206,553
     Work in progress                           192,115              24,997
     Finished goods                             238,137             172,669
     ----------------------------------------------------------------------
                                               $699,619            $404,219
     ======================================================================

4.   CAPITAL ASSETS

     ===============================================================================
                                                                                1997
                                                         Accumulated        Net book
                                            Cost        Depreciation           value
     -------------------------------------------------------------------------------
     Computer and software              $211,480          $118,721          $ 92,759
     Office and shop equipment           493,955           125,631           368,324
     Leasehold improvements              100,262             5,013            95,249
     -------------------------------------------------------------------------------
                                        $805,697          $249,365          $556,332
     ===============================================================================

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------

4.   CAPITAL ASSETS, CONTINUED

     ===============================================================================
                                                                                1996
                                                         Accumulated        Net book
                                            Cost        Depreciation           value
     -------------------------------------------------------------------------------
     Computer and software              $184,479          $ 84,754          $ 99,725
     Office and shop equipment            89,597            54,116            35,481
     -------------------------------------------------------------------------------
                                        $274,076          $138,870          $135,206
     ===============================================================================

5.   OTHER ASSETS

     ===============================================================================
                                                                                1997
                                                       Accumulated          Net Book
                                            Cost      Depreciation             Value
     -------------------------------------------------------------------------------
     Patents                          $  387,499          $125,000        $  262,499
     Deferred development costs          406,626           183,840           222,786
     Contractual rights                        1              --                   1
     Customer lists                      675,000           150,000           525,000
     Deferred finance costs              157,756              --             157,756
     -------------------------------------------------------------------------------
                                      $1,626,882          $458,840        $1,168,042
     ===============================================================================

     ===============================================================================
                                                                                1996
                                                       Accumulated          Net Book
                                            Cost      Depreciation             Value
     -------------------------------------------------------------------------------
     Patents                            $ 50,000          $ 25,000          $ 25,000
     Deferred development costs          406,626            33,000           373,626
     -------------------------------------------------------------------------------
                                        $456,626          $ 58,000          $398,626
     ===============================================================================

     (a) In 1997, the Company acquired the tire monitoring assets of EPIC Technologies, Inc. (see note 12).

     (b) In 1997, the Company recorded deferred finance costs for expenditures associated with the issuance of convertible debentures. The costs are amortized over the term of the debentures and upon conversion into common shares, any unamortized balance of deferred finance costs will be applied on a pro-rata basis to the value ascribed to the related share capital.

     (c) In 1996, the Company acquired the patent relating to technology applied in engine protection systems for cash consideration of $50,000. This patent is amortized over a two year period.

     (d) In 1996, deferred development costs of $406,626 were paid to a third party for the development of a component used in the tire monitoring systems.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


6.   LONG-TERM DEBT

     =============================================================================================================
                                                                                             1997             1996
     -------------------------------------------------------------------------------------------------------------
     Western Economic Diversification Program, unsecured, repayable in monthly instalments of the greater of $1,000 or 1% of gross sales of the prior month, plus supplemental payments of 1% of new equity funds
       raised since August 1, 1995.                                                    $   28,743       $   28,743
     Western Economic Diversification Program, repayable
       in monthly instalments of the greater of $4,000 or 4%
       of gross sales of the prior month, plus supplemental
       payments of 1% of new equity raised since August 1, 1995.                          164,718          164,718
     Class B redeemable debenture with a face value of
       $14,400 (1996 - $32,400) bearing interest at 12% per
       annum, secured by a floating charge on certain assets
       of the Company, due December 9, 1997.                                               14,400           32,400
     Class C redeemable debenture with a face value of $136,600 (1996 - $136,600)
       bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due July 24, 2000, convertible by the lender at any time prior to repayment, into units, each unit comprised of 1 common share and 1 common share purchase warrant, at $12.00 per unit until July 24, 1998.
       Each warrant entitles the holder to purchase one common share at a price ranging from $12.00 to $ 16.00 at dates between July 25, 1997 and
       July 24, 2000.                                                                      136,600          136,600
     Class D redeemable debenture with a face value of
       $1,134,000 (1996 - $Nil) bearing interest at 6% per annum, secured by a floating charge on certain assets of the Company, due November 1, 1999, convertible by the lender at any time prior to repayment, into units, each unit comprised of 1 common share and 1 common share purchase warrant, at $4.40 per unit until November 1, 1997, $5.20 per unit until
       November 1, 1998, and $6.00 per unit until November 1, 1999. Each warrant entitles the holder to purchase one common share at a price ranging from
       $5.20 to $12.00 at dates between November 2, 1996
       and November 1, 2001.                                                              912,454             --
     -------------------------------------------------------------------------------------------------------------
     Carried forward                                                                   $1,256,915       $  362,461
     -------------------------------------------------------------------------------------------------------------

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


6.   LONG-TERM DEBT, CONTINUED

     =============================================================================================================
                                                                                             1997             1996
     -------------------------------------------------------------------------------------------------------------
     Brought forward                                                                   $1,256,915       $  362,461

     Class F redeemable debenture with a face value of $1,722,000 (1996 - $Nil)
       bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due February 28, 2000, convertible by the lender at any time prior to repayment, into units, each unit comprised of
       1 common share and 1 common share purchase warrant, at $2.80 per unit until February 28, 1998, $3.60 per unit until February 28, 1999, and
       $4.40 per unit until February 28, 2000. Each warrant entitles the holder to purchase one common share at a price ranging from $2.80 to $5.20 at
       dates between March 1, 1997 and February 28, 2001.                               1,262,153             --
     Class G redeemable debenture with a face value of $178,000
       (1996 - $Nil) bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due May 1, 2000, convertible by the lender at any time prior to repayment into units, each unit comprised of 1 common share and 1 share purchase warrant, at a price of $2.80 per unit until May 1, 1998, $3.60 per unit until May 1, 1999, and $4.40 until
       May 1, 2000. Each warrant entitles the holder to purchase one common share at a price ranging from $2.80 to $5.20 at dates between May 1, 1997
       and May 1, 2002.                                                                   162,155             --
     -------------------------------------------------------------------------------------------------------------

                                                                                        2,681,223          362,461
     Less:  current portion                                                               207,861          193,461
     -------------------------------------------------------------------------------------------------------------

                                                                                       $2,473,362       $  169,000
     =============================================================================================================

     Interest on the Western Economic Diversification loans is payable on any amount that remains unpaid 30 days after due date at a rate of 3% above the Bank of Canada rate and is compounded monthly.

     During the years ended July 31, 1997 and 1996, the Company paid interest on long-term debt of $304,582, and $196,394 respectively.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


7.   SHARE CAPITAL

     (a) Authorized

         (i)   Common shares:        200,000,000 (1996 - 50,000,000) without
                                     par value
         (ii)  Preferred shares:     20,000 (1996 - 20,000) with par value of
                                     $1,000 per share

         During 1997, the Company increased the authorized capital from 50,000,000 common shares without par value to 200,000,000 common shares without par value.

         During 1996, the Company authorized 20,000 preferred shares with a par value of $1,000 per share.

     (b) The subscribed and issued share capital of the Company is as follows:

     ===================================================================================================
                                                                             Common
                                                                             Shares               Amount
     ---------------------------------------------------------------------------------------------------
     Balance at July 31, 1995                                             2,301,484          $ 7,225,432

     Issued during the year ended July 31, 1996
         Cash                                                               166,195              664,780
         Exercise of stock options                                           70,000              226,660
         Exercise of warrants                                               412,755            1,185,245
         Conversion of convertible debenture                                401,666            1,559,349
         Shares subscribed for cash in 1996 and issued in 1997               52,125              208,500
     ---------------------------------------------------------------------------------------------------
     Balance at July 31, 1996                                             3,404,225           11,069,966

     Issued during the year ended July 31, 1997
         Cash (net of issuance costs of $32,931)                             62,325              216,369
         Exercise of stock options                                           26,250               72,300
         Exercise of warrants                                               102,473              330,625
         Conversion of convertible debenture                                  5,625               18,000
     ---------------------------------------------------------------------------------------------------
     Balance at July 31, 1997                                             3,600,898          $11,707,260
     ===================================================================================================

     (c) The Company effected a reverse stock split of 1 to 8 effective December 24, 1997. At that time, all outstanding common shares, convertible securities, common share purchase warrants, and common share purchase options were proportionately adjusted to reflect the consolidation. All references to share capital within the financial statements are on a post-consolidated basis.

     (d) Shares held in escrow

     A total of 181,250 (1996 - 181,250) shares are held in escrow, to be released only with the consent of the governing regulatory authorities. These shares carry voting rights but are restricted from trading subject to an earn-out provision based on a formula acceptable to the governing regulatory authorities and until consent is obtained.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


7.   SHARE CAPITAL, CONTINUED

     (d) Shares held in escrow, continued

     An additional 250,000 treasury shares have been reserved for future allotment and issuance, subject to an earn-out provision based on cash flow as defined in the earn-out agreement.

     The shares held in escrow and the allotted treasury shares are scheduled to expire May 23, 1999.

     (e) Stock options and warrants

     As at July 31, 1997 stock options were outstanding for 349,375 (1996 - 196,438) common shares of the Company. These options are exercisable by the holders at prices ranging from $2.88 to $3.20 (1996 - $2.00 to $5.60) per share and expire on various dates from 1997 to 2002.

     The Company also has various warrants outstanding as at July 31, 1997 for 463,770 (1996 - 600,529) shares of the Company. The warrants entitle the holders to purchase common shares of the Company at prices ranging from $4.00 to $8.00 (1996 - $3.20 to $5.60) per share which expire on various dates until 1998.


8.   FINANCIAL INSTRUMENTS AND SIGNIFICANT ESTIMATES

     (a) Fair value disclosure

     The carrying value of cash, receivables and payables and accruals approximate fair value due to the short-term maturity of these instruments.

     The fair value of long-term debt subject to fixed interest rates is estimated by discounting the future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity, based on the Company's credit standing and other market factors. The carrying value was determined to approximate their fair value given the proximity of their issuance to the balance sheet date. The fair value of long-term debt subject to floating market rates approximates its carrying value.

     (b) Credit risk

     The Company does not have a significant exposure to any individual customer, however, the majority of the Company's activities are concentrated in the automotive industry, sales are substantially to United States customers and three customers accounted for 69% of the Company's revenue in the following industry sectors:

     Race car tire monitoring system                                    28%
     Passenger car market                                               22%
     Industrial                                                         19%
     ---------------------------------------------------------------------
                                                                        69%
     =====================================================================

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


8.   FINANCIAL INSTRUMENTS AND SIGNIFICANT ESTIMATES, CONTINUED

     (c) Convertible debt instruments

     The Company records the liability component of a financial instrument (determined to be the net present value of the principal) and the equity component separately on the balance sheet. Interest is recorded at the estimated market interest rate, determined at issuance date, for instruments of comparable credit status but without the conversion option.

     (d) Significant estimates

     Management of the Company follows a policy of using significant estimates related to establishing the recoverability of its assets including inventory, capital assets and other assets and the likelihood of contingent payables. These criteria are evaluated periodically by management and are amended as the related operations progress. Management applies the results of operations to the criteria to determine whether there is a permanent impairment in value of the assets or the existence of a liability.

9.   RELATED PARTY TRANSACTIONS

     Included in accounts receivable are amounts due from directors and shareholders of the Company totalling $Nil as at July 31, 1997 (1996 - $78,200) which are unsecured, non-interest bearing and due on demand.

     Included in payables and accruals are amounts due to directors and shareholders of the Company totalling $188,500 as at July 31, 1997 (1996 - $Nil) which are unsecured, non-interest bearing and due on demand.

     During the year ended July 31, 1997, the Company issued 18,750 (1996 - 147,260) common shares for cash in the amount of $67,300 (1996 - $954,224) to senior officers, directors and/or their immediate families and companies controlled by senior officers, directors and/or their immediate families.


10.  INCOME TAXES

     The Company has losses for income tax purposes carried forward at July 31, 1997 of approximately $8,791,000 (1996 - $6,771,000) and scientific research and development expenditures of $4,000,000 (1996 - $2,906,000) available to reduce future taxable income. The related tax benefits of these deductions have not been recognized in the accounts. The losses for income tax purposes expire as follows:

     1998                                                            $   625,000
     1999                                                                893,000
     2000                                                                913,000
     2001                                                                836,000
     2002                                                              1,469,000
     2003                                                              2,080,000
     2004                                                              1,975,000
     ---------------------------------------------------------------------------
                                                                     $ 8,791,000
     ===========================================================================

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Amounts Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


11.  COMMITMENTS AND CONTINGENCIES

     (a) The Company is committed to the following payments under operating leases, and service agreements for premises and certain equipment.


     1998                                                         $ 210,000
     1999                                                           215,000
     2000                                                           163,000
     2001                                                           163,000
     2002                                                            76,000
     ----------------------------------------------------------------------
                                                                  $ 827,000
     ======================================================================

     (b) The purchase agreement between the Company and Epic Technologies, Inc.
     (EPIC) regarding the acquisition of tire monitoring assets (note 12) requires the Company to pay EPIC an additional US $100,000 in any of the three years following the closing date in which sales meet specific performance objectives.

     (c) The Company is involved in a dispute with a former supplier in which the supplier is demanding payment of US $151,000. Management is of the opinion that the Company is under no obligation to pay the supplier and, accordingly, no charge has been recorded in the books of the Company.

12.  ACQUISITION OF TIRE MONITORING ASSETS

     On December 6, 1996, the Company acquired intellectual property, manufacturing and testing equipment, and contractual rights relating to tire monitoring systems from EPIC Technologies, Inc. for cash consideration of US $900,000 (Cdn $1,215,000).

     Net assets acquired are as follows:

     Capital assets                                              $  202,500
     Patents and intellectual property                              337,499
     Contractual rights                                                   1
     Customer list                                                  675,000
     ----------------------------------------------------------------------
                                                                 $1,215,000
     ======================================================================

13.  SUBSEQUENT EVENTS

     (a) On September 3, 1997, the Company announced a private placement of 380 Series "G" convertible redeemable 10% debentures at a price of $1,000 per debenture. Each debenture is convertible into units representing one common share and one common share purchase warrant for a term of three years expiring May 1, 1999 at a price of $2.80 per unit in the first year, $3.60 per unit in the second year, and $4.40 per unit in the third year. $178,000 of the proceeds for the private placement were received prior to July 31, 1997 and are included in long term debt (note 6) and equity component of long-term debt.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Amounts Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


13.  SUBSEQUENT EVENTS, CONTINUED

     (b) On October 3, 1997, the Company announced a private placement of 18% convertible redeemable debentures to be issued at a discount to their face value of US $677,776 for total proceeds to the Company of US $610,000. The debentures are convertible into common shares. The private placement is subject to regulatory approval.


14.  UNITED STATES ACCOUNTING PRINCIPLES

     (a) Loss and deficit

     The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation of financial statement amounts from Canadian generally accepted accounting principles to United States generally accepted accounting principles is as follows:

     ============================================================================================
     ($000's)                                                             1997               1996
     --------------------------------------------------------------------------------------------
     Net loss in accordance with Canadian GAAP                        $ (4,123)          $ (2,938)
     Effects of differences in accounting for:
         Research and development costs (b)                                151               (149)
         Interest expense on convertible debt (c)                          (59)              --
     --------------------------------------------------------------------------------------------
     Net loss in accordance with United States GAAP                     (4,031)            (3,087)
     Beginning deficit in accordance with United States GAAP           (10,883)            (7,796)
     --------------------------------------------------------------------------------------------
     Ending deficit in accordance with United States GAAP             $(14,914)          $(10,883)
     ============================================================================================


     (b) Research and development costs

     United States generally accepted accounting principles require that all development costs be charged to expense when incurred. Applying United States generally accepted accounting principles, other assets would be reduced by approximately $222,000 and $399,000 as at July 31, 1997 and 1996, respectively.

     (c)  Convertible debt

     Under Canadian GAAP, a value is assigned to the conversion feature of debt convertible to equity. Under United States GAAP, a value is assigned to the conversion feature of debt convertible to equity if the conversion rate is less than the market price of the common stock at the date of issuance. Applying United States Accounting Standards, total long-term debt would increase by approximately $279,000 (1996 - $Nil) and shareholder's equity would decrease by $220,000 (1996 - $Nil) as at July 31, 1997 and interest expense would increase by approximately $59,000 (1996 - $nil).

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Amounts Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


14.   UNITED STATES ACCOUNTING PRINCIPLES, CONTINUED

     (d) Loss per share

     The weighted average number of shares and loss per share under United States generally accepted accounting principles are as follows:

     ==============================================================================
                                                       1997                    1996
     ------------------------------------------------------------------------------
     Weighted average number of shares            3,344,803               2,474,251
     Loss per share                             $     (1.21)            $     (1.25)
     ==============================================================================

     Loss per share is computed based on the weighted average number of common shares outstanding during the year plus common share equivalents. Contingently returnable shares held in escrow have been excluded from the calculation of weighted average number of shares under United States generally accepted accounting principles. Under Canadian generally accepted accounting principles, contingently returnable shares held in escrow are included in the calculation of weighted average number of shares.

     (e) Statement of changes in financial position

     United States GAAP requires the effect of non-cash working capital balances be disclosed in the statement of cash flows and the effect of non-cash financing and investing transactions excluded from the statement of cash flows.

     The changes in non-cash working capital balances related to operating activities include:

     ========================================================================
                                                   1997                  1996
     ------------------------------------------------------------------------
     Decrease (increase) in assets
         Receivables                        $   127,981           $  (154,404)
         Inventory                             (295,400)             (199,571)
         Prepaids                               (28,001)              (14,601)
     Increase in liabilities
         Payables and accruals                1,679,883                72,340
     ------------------------------------------------------------------------
                                            $ 1,484,463           $  (296,236)
     ========================================================================

     Cash provided by share capital issuance and cash applied to the conversion of debentures to share capital under financing would each decrease in total by $18,000 in the year ended July 31, 1997 (1996 - $1,559,349) because these amounts would be considered non-cash transactions.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Amounts Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


14.   UNITED STATES ACCOUNTING PRINCIPLES, CONTINUED

     (f) Income taxes

     Under United States GAAP, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Temporary differences are tax-effected at current rates whereas under Canadian GAAP, temporary differences are tax-effected at historical rates. There have been no deferred tax effects or changes in tax rates during fiscal years 1997 and 1996. There are no differences in recorded amounts under FAS109 or Canadian GAAP. The Company's deferred tax asset under FAS109 are as follows:

     ===========================================================================================
                                                                      1997                  1996
     -------------------------------------------------------------------------------------------
     Deferred tax assets
         Net operating loss carryforwards                      $ 3,393,326           $ 2,613,606
         Scientific research and development expenses            1,544,000             1,121,716
     -------------------------------------------------------------------------------------------
                                                                 4,937,326             3,735,322

     Less valuation allowance                                   (4,937,326)           (3,735,322)
     -------------------------------------------------------------------------------------------
     Net deferred tax liabilities                              $      --             $      --
     ===========================================================================================

     The Company believes that the realization of its net deferred tax assets is not more likely than not and therefore has recognized a full valuation allowance thereon. The Company's future ability to realize its deferred tax assets is based on several factors, including future profitability.

     (g) Recent United States accounting standards

     Effective August 1, 1996, the Company adopted FAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of, for United States GAAP reporting purposes. FAS 121 had no significant effect on the Company's consolidated financial statements.

     Effective August 1, 1995, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, for United States GAAP purposes. Under APB 25, no compensation expense has been recognized in 1997 and 1996. Compensation cost based on the fair value of options at the grant dates applying the provisions of FAS 123 was determined to be immaterial for fiscal years 1997 and 1996. For these purposes, the fair value of each option was estimated using the Black-Scholes option - pricing model with the following weighted average assumptions: dividend yield 0% (1996 - 0%), expected volatility 8.0% (1996 - 8%), Canadian risk free interest rate 5.0% (1996 - 5.5%), and weighted average option term of 1.7 years (1996 - 2.0 years). The weighted average fair value of the options granted was $0.04 (1996 - $0.05) per option.

UNICOMM SIGNAL INC.
Notes to Consolidated Financial Statements, Continued
(Amounts Expressed in Canadian Dollars)

Years ended July 31, 1997 and 1996
--------------------------------------------------------------------------------


14.   UNITED STATES ACCOUNTING PRINCIPLES, CONTINUED

     (g) Recent United States accounting standards, continued

     In February 1997, the Financial Accounting Standards Board ("FASB") issued FAS 128, Earnings per Share, which is required to be implemented during the Company's fiscal year ending July 31, 1998, on a retroactive basis. The Company does not expect FAS 128 to have a material effect on the financial statements.

     In June 1997, the FASB issued FAS 130, Reporting Comprehensive Income, and FAS 131, Disclosures About Segments of an Enterprise and Related Information which are required to be implemented during the Company's fiscal year ended July 31, 1999. These standards will effect the presentation but not the measurement of the consolidated financial statements and the related notes.

                 SMARTIRE SYSTEMS INC.

                 (FORMERLY UNICOMM SIGNAL INC.)

                 Consolidated Financial Statements (Unaudited)

                 Three Months and Nine Months ended April 30, 1998 and 1997



                 INDEX

                                                                               Page
                                                                               ----

                 FINANCIAL STATEMENTS

                 Consolidated Balance Sheets                                     1

                 Consolidated Statements of Loss and Deficit                     2

                 Consolidated Statements of Changes in Financial Position        3

                 Notes to Consolidated Financial Statements                      4

SMARTIRE SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

(Unaudited)

------------------------------------------------------------------------------------------
                                                          April 30,             July 31,
                                                            1998                 1997
------------------------------------------------------------------------------------------

Assets

Current assets
    Cash                                                 $  5,231,432         $     69,761
    Subscription Receivable (Note 3)                        5,148,000                   --
    Receivables                                               211,649              109,241
    Inventory                                                 949,059              699,619
    Prepaids                                                   52,375               46,582
    Supplier prepayments                                      727,000                   --
    --------------------------------------------------------------------------------------
                                                           12,319,515              925,203
Capital assets                                                601,120              556,332
Other assets                                                  658,031            1,168,042
------------------------------------------------------------------------------------------
                                                         $ 13,578,666         $  2,649,577
------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
 (Deficiency of Assets over Liabilities)

Current liabilities
    Payables and accruals                                $    763,611         $  2,027,903
    Current portion of long-term debt (note 3)                268,506              207,861
    --------------------------------------------------------------------------------------
                                                            1,032,117            2,235,764
Long term debt (note 3)                                            --            2,473,362

Shareholders' equity (deficiency of assets
  over liabilities)
    Share capital (note 4)                                 32,553,451           11,707,260
    Equity component of convertible debt (note 5)              42,160              840,402
    Deficit                                               (20,049,062)         (14,607,211)
    --------------------------------------------------------------------------------------
                                                           12,546,549           (2,059,549)



------------------------------------------------------------------------------------------
                                                         $ 13,578,666         $  2,649,577
------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

SMARTIRE SYSTEMS INC.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

------------------------------------------------------------------------------------------------------------
                                              Three Months Ended                     Nine Months Ended
                                         April 30,          April 30,          April 30,         April 30,
                                           1998               1997               1998               1997
------------------------------------------------------------------------------------------------------------

Revenue                                $    359,729       $    240,849       $  1,364,079       $    471,853

Cost of goods sold                          274,979            169,171          1,048,327            334,716
------------------------------------------------------------------------------------------------------------

                                             84,750             71,678            315,752            137,137

Expenses
    Depreciation and amortization           165,146            157,810            489,006            338,371
    General and administrative              885,751            359,313          1,701,743          1,230,119
    Interest and finance charges             66,842             68,978          1,243,870            108,937
    Marketing                               701,698             44,491          1,372,030            135,781
    Research and development                313,814            336,149            950,954            649,254
------------------------------------------------------------------------------------------------------------
                                          2,133,251            966,741          5,757,603          2,462,462

------------------------------------------------------------------------------------------------------------

Net loss                                 (2,048,501)          (895,063)        (5,441,851)        (2,325,325)

Deficit, beginning of period            (18,000,561)       (11,914,100)       (14,607,211)       (10,483,838)
------------------------------------------------------------------------------------------------------------

Deficit, end of period                 $(20,049,062)      $(12,809,163)      $(20,049,062)      $(12,809,163)



Loss per share                         $      (0.32)      $      (0.25)      $      (0.86)      $      (0.64)
------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

SMARTIRE SYSTEMS INC.
Consolidated Statements of Changes in Financial Position
(Expressed in Canadian Dollars)

(Unaudited)

--------------------------------------------------------------------------------------
                                                            Nine Months Ended
                                                       April 30,            April 30,
                                                         1998                 1997
--------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN)

Operations
    Net loss                                         $ (5,441,851)        $ (2,325,325)
    Depreciation and amortization                         489,006              338,371
    Changes in non-cash working capital                (2,348,933)              49,629
    ----------------------------------------------------------------------------------

                                                       (7,301,778)          (1,937,325)
Financing
    Repayment of long-term debt                          (977,861)                  --
    Convertible debentures                              2,162,652            2,856,000
    Share capital issued                               20,846,191              661,069
    Conversion of debentures to share capital          (4,237,994)             (18,000)
    Subscription receivable (Note 3)                   (5,148,000)                  --
    ----------------------------------------------------------------------------------

                                                       12,644,988            3,499,069
Investing
    Capital assets                                       (167,539)            (176,665)
    Other assets                                          (14,000)                  --
    Acquisition of tire monitoring assets                      --           (1,215,000)
    ----------------------------------------------------------------------------------

                                                         (181,539)          (1,391,665)
--------------------------------------------------------------------------------------

Increase in cash                                        5,161,671              170,079

Cash, beginning of period                                  69,761              102,755
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Cash, end of period                                  $  5,231,432         $    272,834
--------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


1.  FUTURE OPERATIONS

    SmarTire Systems Inc. is a Canadian company. The Company and its subsidiaries develop and market products incorporating wireless data transmission and processing technologies, primarily for the commercial vehicle and automotive markets. The Company's primary product is a wireless tire monitoring system which it currently markets for use on commercial and passenger vehicles, off-road heavy equipment and other pneumatic tire applications.

    These financial statements are prepared on a going-concern basis which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The application of the going-concern concept is dependent upon the Company's ability to successfully develop and market products to generate future profitable operations, and its ability to obtain adequate sources of financing from its lenders, shareholders and other investors as required. Operations from current and prior periods did not generate positive cash flow from operations. There is no assurance that the Company will be successful in generating profitable operations or that adequate sources of financing will be available when needed.


2.  SIGNIFICANT ACCOUNTING POLICIES

    (a) Basis of presentation

    These financial statements include the accounts of the Company and its wholly-owned subsidiaries, SmarTire USA Inc., SmarTire (Europe) Limited and Delta Transportation Products Ltd.

    The unaudited interim financial statements have been prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada and generally conform with those established in the United States, except as explained in note 8. The unaudited interim financial statements should be read in conjunction with the audited annual financial statements.

    In the opinion of management, the unaudited interim financial statements contain all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods.

    (b) Cash

    Cash includes cash on account, demand deposits and short-term investments with maturities of less than three months.

    (c) Inventory

    Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method and includes invoice cost, duties and freight, plus direct labor applied to the product and the applicable share of manufacturing overhead.

    (d) Capital assets

    Capital assets are recorded at cost. Depreciation is provided for on the declining balance basis at 30% per annum. Leasehold improvements are depreciated over the term of the lease plus one renewal option period.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED


    (e)  Deferred and patent costs

    Research costs are expensed as incurred. Development costs and patent costs, which are included in other assets, that are expected to provide future benefits with reasonable certainty are deferred and amortized over the useful life of the products to a maximum of three years. Other development costs that do not meet these criteria are expensed as incurred.

    (f)  Revenue recognition

    Revenue from sales is recognized when goods are shipped to customers.

    (g) Loss per share

    Basic loss per share computations are based on the weighted average number of shares outstanding during the period. The stock options and warrants outstanding (note 5(f)) are antidilutive. Accordingly, fully diluted loss per share does not differ from basic loss per share for the periods presented herein.

    (h) Foreign exchange

    Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions.
    Foreign exchange gains and losses are included in income.


    (i) Advertising Expenses

    Advertising expenses are expensed as incurred.


3.   SUBSCRIPTION RECEIVABLE

    On April 20, 1998, TRW Inc. of Cleveland, Ohio subscribed for an equity private placement of 900,000 units at a price of US $4.00 per unit for gross proceeds of US $3.6 million, subject only to regulatory approval. Each unit consisted of one common share and one two-year non-transferable common share purchase warrant. Each warrant entitles TRW to purchase one additional common share at a price of US$4.00 in the first year or US$4.60 per share in the second year. Regulatory approval was received on April 30, 1998 and the subscription funds were placed in trust on May 8, 1998, pending delivery of the share and warrant certificates. The funds were released to the Company from trust on May 15, 1998.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

4.  LONG-TERM DEBT

-----------------------------------------------------------------------------------------------------------------
                                                                                       April 30,       July 31,
                                                                                         1998            1997
-----------------------------------------------------------------------------------------------------------------
    Western Economic Diversification Program, unsecured, repayable in monthly instalments of the greater of $1,000 or 1% of gross sales of the prior month, plus supplemental payments of 1% of new equity funds
      raised since August 1, 1995.                                                     $       --      $   28,743
    Western Economic Diversification Program, repayable
      in monthly instalments of the greater of $4,000 or 4%
      of gross sales of the prior month, plus supplemental
      payments of 1% of new equity raised since August 1, 1995.                                --         164,718
    Class B redeemable debenture with a face value of $Nil (July
      31,1997-$14,400) bearing interest at 12% per annum, secured by a floating
      charge on certain assets of the Company, due December 9, 1997.                           --          14,400
    Class C redeemable debenture with a face value
      of $136,600 (July 31, 1997 - $136,600) bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due July
      24, 2000, convertible by the lender at any time prior to repayment, into units, each unit comprised of 1 common share and 1 common share purchase warrant, at $12.00 per unit until July 24, 1998. Each warrant entitles the holder to purchase one common share at a price ranging from $5.20 to $16.00
      at dates between July 25, 1997 and July 24, 2000.                                   136,600         136,600
    Class D redeemable debenture with a face value of $160,000
      (July 31, 1997 - $1,134,000) bearing interest at 6% per annum, secured by a floating charge on certain assets of the Company, due November 1, 1999, convertible by the lender at any time prior to repayment, into units, each unit comprised of 1 common share and 1 common share purchase warrant, at
      $4.40 per unit until November 1, 1997, $5.20 per unit until November 1,
      1998, and $6.00 per unit until November 1, 1999. Each warrant entitles the holder to purchase one common share at a price ranging $5.20 to $12.00 at
      dates between November 2, 1996 and November 1, 2001.                                131,906         912,454
    Class F redeemable debenture with a face value of $ Nil (July 31, 1997 -
      $1,722,000) bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due February 28, 2000, convertible by the lender at any time prior to repayment, into units, each unit comprised of 1 common share and 1 common share purchase warrant, at
      $2.80 per unit until February 28, 1998, $3.60 per unit until February 28,
      1999, and $4.40 per unit until February 28, 2000. Each warrant entitles the holder to purchase one common share at a price ranging from $2.80 to
      $5.20 at dates between March 1, 1997 and February 28, 2002.                              --       1,262,153
-----------------------------------------------------------------------------------------------------------------
    Carried forward                                                                    $  268,506      $2,519,068
-----------------------------------------------------------------------------------------------------------------


SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

4.  LONG-TERM DEBT, CONTINUED

----------------------------------------------------------------------------------------------------------------
                                                                                       April 30,       July 31,
                                                                                         1998            1997
----------------------------------------------------------------------------------------------------------------
    Brought forward                                                                   $  268,506      $2,519,068

    Class G redeemable debenture with a face value of $ Nil (July 31, 1997 -
      $178,000) bearing interest at 10% per annum, secured by a floating charge on certain assets of the Company, due May 1, 2000, convertible by the lender at any time prior to repayment, into units, each unit comprised of
      1 common share and 1 common share purchase warrant, at $2.80 per unit until May 1, 1998, $3.60 per unit until May 1, 1999, and $4.40 per unit until May 1, 2000. Each warrant entitles the holder to purchase one common share at a price ranging from $2.80 to $5.20 at dates between May 1, 1997
      and May 1, 2002.                                                                        --         162,155

----------------------------------------------------------------------------------------------------------------

                                                                                         268,506       2,681,223
    Less:  current portion                                                               268,506         207,861
----------------------------------------------------------------------------------------------------------------

                                                                                      $      Nil      $2,437,362
----------------------------------------------------------------------------------------------------------------


    During the nine month periods ended April 30, 1998 and 1997, the Company paid interest on long term debt of $1,243,870 and $108,937 respectively.



5.  SHARE CAPITAL

    (a) Authorized

        (i) Common shares:    200,000,000 (1997 - 200,000,000) without par value
        (ii)Preferred shares: 20,000 (1997 - 20,000) with par value of $1,000 per share

        During fiscal 1997, the Company increased the authorized capital from 50,000,000 common shares without par value to 200,000,000 common shares without par value.

        During fiscal 1996, the Company authorized 20,000 preferred shares with a par value of $1,000 per share.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

5.  SHARE CAPITAL, CONTINUED

    (b) The subscribed and issued share capital of the Company is as follows:

----------------------------------------------------------------------------------------
                                                              Common
                                                              Shares           Amount
----------------------------------------------------------------------------------------
    Balance at July 31, 1997                                  3,600,898      $11,707,260

    Issued during the period ended April 30, 1998
        Cash (net of issuance costs of $855,500)              2,175,000        7,844,500
        Exercise of stock options                               446,450        1,420,696
        Exercise of warrants                                    605,703        2,382,967
        Conversion of convertible debentures                  1,261,245        4,033,028
        Shares subscribed for in April 1998 and issued
           in May 1998                                          900,000        5,165,000
----------------------------------------------------------------------------------------

    Balance at April 30, 1998                                 8,989,296      $32,553,451
----------------------------------------------------------------------------------------


    (c) During the nine month period ended April 30, 1998, convertible debentures with a principal component of $3,347,171 and an equity component of $890,814 were converted to 1,261,245 common shares net of related share issuance costs of $204,957.

    (d) The Company effected a reverse stock split of 1 to 8 effective December 24, 1997. At that time, all outstanding common shares, convertible securities, common share purchase warrants, and common share purchase options were proportionately adjusted to reflect the consolidation. All references to share capital within the financial statements are on a post-consolidation basis.

    (e) Shares held in escrow

    A total of 181,250 (July 31, 1997 - 181,250) shares are held in escrow, to be released only with the consent of the governing regulatory authorities. These shares carry voting rights but are restricted from trading subject to an earn-out provision based on a formula acceptable to the governing regulatory authorities and until consent is obtained.

    An additional 250,000 treasury shares have been reserved for future allotment and issuance, subject to an earn-out provision based on cash flow as defined in the earn-out agreement.

    The shares held in escrow and the allotted treasury shares are scheduled to expire May 23, 1999.

    (f) Stock options and warrants, and convertible debentures.

    As at April 30, 1998 stock options were outstanding for 659,425 (July 31, 1997 - 349,375) common shares of the Company. These options are exercisable by the holders at prices ranging from $2.61 to $4.58 (July 31, 1997 - $2.88 to $3.20) per share and expire on various dates from 1997 to 2003.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

5.  SHARE CAPITAL, CONTINUED

    As at April 30, 1998, warrants were outstanding for 3,880,609 (July 31, 1997
    - 463,770) common shares of the Company. The warrants entitle the holders to purchase common shares of the Company at prices ranging from $2.80 to $6.60 (July 31, 1997 - $4.00 to $8.00) per share which expire on various dates until 1999.

    As at April 30, 1998, convertible debentures (note 4) were outstanding that may be converted into 84,305 (July 31, 1997 - 1,895,364) common shares of the Company at prices ranging from $5.20 to $12.00 (July 31, 1997 - $2.80 to $12.00) per share and expire on various dates from 1998 to 2002.


6.   FINANCIAL INSTRUMENTS AND SIGNIFICANT ESTIMATES

    (a) Fair value disclosure

    The carrying value of cash, receivables, and payables and accruals approximate fair value due to the short-term maturity of these instruments.

    The fair value of long-term debt subject to fixed interest rates is estimated by discounting the future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity, based on the Company's credit standing and other market factors. The carrying value was determined to approximate their fair value given the proximity of their issuance to the balance sheet date. The fair value of long-term debt subject to floating market rates approximates its carrying value.

    (b) Credit risk

    The Company does not have a significant exposure to any individual customer, however, the majority of the Company's activities are concentrated in the automotive industry and sales are substantially to United States customers.

    (c) Convertible debt instruments

    The Company records the liability component of a financial instrument (determined to be the net present value of the principal) and the equity component separately on the balance sheet. Interest is recorded at the estimated market interest rate, determined at issuance date, for instruments of comparable credit status but without the conversion option.

    (d) Significant estimates

    Management of the Company follows a policy of using significant estimates related to establishing the recoverability of its assets including inventory, capital assets and other assets and the likelihood of contingent payables. These criteria are evaluated periodically by management and are amended as the related operations progress. Management applies the results of operations to the criteria to determine whether there is a permanent impairment in value of the assets or the existence of a liability.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


7.  SUBSEQUENT EVENTS

    (a) On May 5, 1998, the Company completed a product licensing agreement with Advantage Enterprises Inc. ("Advantage") granting the Company the exclusive worldwide rights to market a new Low Pressure Warning Device ("LPWD") to be manufactured by Advantage. The Company also purchased the rights to all existing tire monitoring products owned by Advantage. US $200,000 was paid upon closing for the existing tire monitoring products. If the new LPWD is ready for production, as defined in the agreement, by July 1, 1998 the Company will pay an additional US $500,000 for the rights to market the new LPWD for six years from the date the new LPWD is ready for production. The US $500,000 payment will be reduced by US $2,500 per day for each day that the product is not ready for production after July 1, 1998. The Company must purchase the following number of units, subject to proration if the LPWD is not ready for production by July 1, 1998, to retain its exclusivity under the agreement:

               Year                         Units
               ----                         -----
               1998                        50,000
               1999                       100,000
               2000                       120,000
               2001                       144,000
               2002                       172,000
               2003                       207,000

    (b) On May 11, 1998, the Company provided redemption notice to holders of its Class C Convertible Debenture, having a face value of $136,600. Under the terms of the debenture, the holders had 10 days to convert the debenture into units of common shares and common share purchase warrants, rather than be redeemed. At May 22, 1998 the Company had received notice that the balance of $136,600 would be converted into 11,383 common shares and 11,383 common share purchase warrants.

    (c) On May 11, 1998, the Company provided redemption notice to holders of its Class D Convertible Debenture, having a face value of $160,000. Under the terms of the debenture, the holders had 30 days to convert the debenture into units of common shares and common share purchase warrants, rather than be redeemed. At June 9, 1998 the Company had received notice that the balance of $160,000 would be converted into 30,769 common shares and 30,769 common share purchase warrants.

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


8.  UNITED STATES ACCOUNTING PRINCIPLES

    (a) Loss and deficit

    The Company's financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). A reconciliation of financial statement amounts from Canadian GAAP to United States GAAP is as follows:

----------------------------------------------------------------------------------------
                                                                   Nine Months Ended
                                                                 April 30,      April 30,
    ($000's)                                                       1998           1997
----------------------------------------------------------------------------------------
    Net loss in accordance with Canadian GAAP                    $ (5,425)      $ (2,325)
    Effects of differences in accounting for:
        Research and development costs (b)                           (138)          (139)
        Interest expense on convertible debt                         (473)            --
----------------------------------------------------------------------------------------

    Net loss in accordance with United States GAAP                 (5,760)        (2,186)
    Beginning deficit in accordance with United States GAAP       (14,914)       (10,883)
----------------------------------------------------------------------------------------

    Ending deficit in accordance with United States GAAP         $(20,674)      $(13,069)
----------------------------------------------------------------------------------------


    (b) Research and development costs

    United States GAAP require that all development costs be charged to expense when incurred. Applying United States GAAP, other assets would be reduced by approximately $110,000 and $222,000 as at April 30, 1998 and July 31, 1997, respectively.

    (c)  Convertible debt

    Under Canadian GAAP, a value is assigned to the conversion feature of debt convertible to equity. Under United States GAAP, a value is assigned to the conversion feature of debt convertible to equity if the conversion rate is less than the market price of the common stock at the date of issuance. Applying United States GAAP, total long-term debt would increase by approximately $28,094 (July 31, 1997 - $279,000), and shareholder's equity would increase by $444,906 (July 31, 1997 - decrease by $220,000) as at April 30, 1998 and interest expense would increase by approximately $473,000 (July 31, 1997 - $59,000).

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


8.  UNITED STATES ACCOUNTING PRINCIPLES, CONTINUED

     (d) Loss per share

    The weighted average number of shares and loss per share under United States GAAP are as follows:

---------------------------------------------------------------------------
                                                  Nine Months Ended
                                              April 30,          April 30,
                                                1998               1997
---------------------------------------------------------------------------
    Weighted average number of shares          6,113,847           3,427,000
    Loss per share                            $    (0.94)         $    (0.64)
---------------------------------------------------------------------------


    Loss per share is computed based on the weighted average number of common shares outstanding during the period plus common share equivalents. Contingently returnable shares held in escrow have been excluded from the calculation of weighted average number of shares under United States generally accepted accounting principles. Under Canadian GAAP, contingently returnable shares held in escrow are included in the calculation of weighted average number of shares.

     (e)       Statement of changes in financial position

    United States GAAP requires the effect of non-cash working capital balances be disclosed in the statement of cash flows and the effect of non-cash financing and investing transactions excluded from the statement of cash flows.

    The changes in non-cash working capital balances related to operating activities include:

---------------------------------------------------------------------------
                                                    Nine Months Ended
                                              April 30,          April 30,
                                                1998               1997
---------------------------------------------------------------------------
    Decrease (increase) in assets
        Receivables                          $  (102,408)       $   173,474
        Supplier prepayments                    (727,000)                --
        Inventory                               (249,440)          (114,688)
        Prepaids                                  (5,793)          (110,577)
    Increase in liabilities
        Payables and accruals                 (1,264,292)           101,420
---------------------------------------------------------------------------

                                             $(2,348,933)       $    49,629
---------------------------------------------------------------------------

SMARTIRE SYSTEMS INC.
Notes to Consolidated Financial Statements, Continued
(Expressed in Canadian Dollars)

Three Months and Nine Months ended April 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


8.  UNITED STATES ACCOUNTING PRINCIPLES, CONTINUED

    Cash provided by share capital issuance and cash applied to the conversion of debentures to share capital under financing would each decrease in total by $4,237,994 in the nine month period ended April 30, 1998 (1997 - $18,000) because these amounts would be considered non-cash transactions.

    (f)  Income taxes

    Under United States GAAP, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Temporary differences are tax-effected at current rates whereas under Canadian GAAP, temporary differences are tax-effected at historical rates. There have been no deferred tax effects or changes in tax rates during fiscal years 1998 and 1997. There are no differences in recorded amounts under FAS 109 or Canadian GAAP. The Company's deferred tax asset under FAS 109 is as follows:


-------------------------------------------------------------------------------------------
      DEFERRED TAX ASSET                                       April 30,         July 31,
                                                                 1998              1997
-------------------------------------------------------------------------------------------
            Net operating loss carryforwards                  $ 5,909,000       $ 3,393,326
            Scientific research and development expenses        1,121,000         1,544,000
-------------------------------------------------------------------------------------------
                                                                7,030,000         4,937,326
    Less valuation allowance                                   (7,030,000)       (4,937,326)
-------------------------------------------------------------------------------------------
    Net deferred tax liabilities                              $        --       $        --
-------------------------------------------------------------------------------------------

    The Company believes that the realization of its net deferred tax assets is not more likely than not and therefore has recognized a full valuation allowance thereon. The Company's future ability to realize its deferred tax assets is based on several factors, including future profitability.

     (g) Recent accounting standards

    Effective August 1997, the Company adopted FAS 128, Earning per Share for United States GAAP reporting purposes, on a retroactive basis. FAS 128 has no significant effect on the Company's consolidated financial statements.


    In June 1997, the FASB issued FAS 130, Reporting Comprehensive Income, and FAS 131, Disclosures About Segments of an Enterprise and Related Information which are required to be implemented during the Company's fiscal year ended July 31, 1999. These standards will effect the presentation but not the measurement of the consolidated financial statements and the related notes.

PART III.

ITEM 1.     INDEX TO EXHIBITS

                                Index to Exhibits

3.1       Certificate of Incorporation of TTC/Truck Tech Corp. dated September
          8, 1982

3.2       Memorandum and Articles of TTC/Truck Tech Corp.

3.3       Memorandum of TTC/Truck Tech Corp. dated September 2, 1987

3.4       Altered Memorandum of TTC/Truck Tech Corp. dated October 25, 1991

3.5 Certificate of Change of Name from TTC/Truck Tech Corp. to UniComm Signal Inc. dated April 13, 1994

3.6 Certificate of Change of Name from UniComm Signal Inc. to SmarTire Systems Inc. dated December 24, 1997

3.7 Special Resolution and Altered memorandum of UniComm Signal Inc. dated October 28, 1994

3.8 Special Resolution and Altered memorandum of UniComm Signal Inc. dated November 17, 1995


3.9 Special Resolution and Altered memorandum of UniComm Signal Inc. dated January 17, 1997

3.10 Special Resolution and Altered memorandum of SmarTire Systems Inc. dated January 16, 1998

10.1 Management Agreement between SmarTire Systems Inc. and Robert Rudman (the President of the Company) dated as of February 1, 1998

10.2 Management Agreement between SmarTire Systems Inc. and Joseph Merback dated as of February 1, 1998

10.3      Supply Agreement dated April 20, 1998 between the Company and TRW Inc.

10.4 Technical Cooperation Agreement dated as of April 20, 1998 between the Company and TRW Inc.

10.5      License Agreement dated as April 20, 1998 between the Company and TRW
          Inc.


ITEM 2.     DESCRIPTION OF EXHIBITS

          The following exhibits are filed as part of this Registration
Statement:

3.1 Certificate of Incorporation of TTC/Truck Tech Corp. dated September 8, 1987 (1)

3.2       Memorandum and Articles of TTC/Truck Tech Corp. (1)

3.3       Memorandum of TTC/Truck Tech Corp. dated September 2, 1987 (1)

3.4       Altered Memorandum of TTC/Truck Tech Corp. dated October 25, 1991(1)

3.5 Certificate of Change of Name from TTC/Truck Tech Corp. to UniComm Signal Inc. dated April 13, 1994 (1)

3.6 Certificate of Change of Name from UniComm Signal Inc. to SmarTire Systems Inc. dated December 24, 1997 (1)

3.7 Special Resolution and Altered memorandum of UniComm Signal Inc. dated October 28, 1994 (1)

3.8 Special Resolution and Altered memorandum of UniComm Signal Inc. dated January 17, 1997(1)

3.9 Special Resolution and Altered memorandum of UniComm Signal Inc. dated November 17, 1995(1)

3.10 Special Resolution and Altered memorandum of SmarTire Systems Inc. dated January 16, 1998(1)

10.1 Management Agreement between SmarTire Systems Inc. and Robert Rudman (the President of the Company) dated as of February 1, 1998 (1)

10.2 Management Agreement between SmarTire Systems Inc. and Joseph Merback dated as of February 1, 1998 (1)

10.3      Supply Agreement dated April 20, 1998 between the Company and TRW
          Inc.(1)(2)

10.4 Technical Cooperation Agreement dated as of April 20, 1998 between the Company and TRW Inc. (1)(2)

10.5 License Agreement dated as April 20, 1998 between the Company and TRW Inc. (1)(2)

10.6 Product Licensing Agreement dated May 5, 1998 between the Company and Advantage Enterprises Inc. (2)(3)

------------------------

(1)       Previously filed
(2) Portions of the Exhibit have been omitted pursuant to a request for confidential treatment.
(3) Incorporated by reference to the Company's Form 10-QSB for the quarter ended April 30, 1998.